SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience  Translation  into English from the Original  Previously  Issued in
Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo - SP

1.   We  have  performed  a  special  review  of  the   accompanying   quarterly
     information (ITR) of Unibanco Holdings S.A. for the quarter ended March 31,
     2003,  prepared under the  responsibility of the Company’s  management,  in accordance with accounting practices adopted in Brazil, which are comprised of the balance sheet, statement of income and performance report.

2.   Our review was conducted in accordance  with specific rules and regulations established by the IBRACON - Brazilian  Institute of  Independent  Auditors
     and the Federal Accounting  Council,  and consisted,  principally,  of: (a)
     inquiries of Company  personnel about the criteria adopted in preparing the quarterly  information;  and (b) review of the  information  and subsequent events that have or could have material  effects on the financial  position and operations of the Company.

3.   Based on our review,  we are not aware of any material  modifications  that should be made to the quarterly  information referred to above in order for them to be in conformity  with accounting  practices  adopted in Brazil and
     specific  standards  issued  by  the  Brazilian   Securities  and  Exchange
     Commission,  specifically  applied  to the  preparation  of the  obligatory quarterly information.

4.   Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated)  for the quarter ended March 31, 2003,  presented in Note
     20 to the  quarterly  information,  applying the same  procedures  that are described  in  Paragraph  2 above.  These  statements  are not  required by
     Brazilian Corporate Law and are intended to provide additional information.
     Based on our review,  we are not aware of any material  modifications  that should be made to the  statements  of cash flows in order for them to be in conformity with accounting practices adopted in Brazil.

5.   Previously, we audited the balance sheets (Parent Company and Consolidated)
     as of  December  31,  2002 and  performed  a special  review of the  income statements  (Parent Company and  Consolidated)  for the quarter ended March
     31, 2002,  and issued an opinion and a report,  dated February 11, 2003 and
     May 8, 2002, respectively, that expressed unqualified opinions.

6.   As mentioned  in Note 3.c to the  quarterly  information,  beginning in the quarter ended June 30, 2002, Unibanco - União de Bancos Brasileiros and its
     subsidiaries  adopted the new criteria  established  by the Central Bank of
     Brazil for recording and  evaluating  marketable  securities and derivative financial instruments.

7.   These  financial  statements  have been  translated  into  English  for the convenience of the readers.

São Paulo, May 9, 2003

DELOITTE TOUCHE TOHMATSU                                 Osmar Aurélio Lujan
Independent Auditors                                     Accountant
CRC No. 2 SP 011609/O-8                                  CRC No. 1 SP 160203/O-1

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR        DATE - MARCH 31, 2003   Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE         UNIBANCO HOLDINGS S.A.                   COMMERCIAL, INDUSTRIAL
01475-3          DATE - MARCH 31, 2003                       AND OTHER COMPANIES
                 QUARTERLY INFORMATION                     Corporate Legislation
BALANCE SHEETS (Amounts expressed in thousands of Reais)
	March 31, 2003	December 31, 2002

CURRENT ASSETS	79,783	112,415
Cash and due from banks	6,292	6,392
Demand deposits	10	8
Marketable securities and derivative financial instruments	6,282	6,384
Other assets	73,491	106,023
Dividends receivable	72,342	104,946
Sundry	750	701
Deferred tax assets	399	376
LONG-TERM ASSETS	4,711	3,760
Other credits	4,711	3,760
Marketable securities and derivative financial instruments	3,124	2,264
Deferred tax assets	1,587	1,496
PERMANENT ASSETS	4,049,117	3,948,631
Investments	4,049,117	3,948,631
Subsidiary companies	4,049,117	3,948,631
Local	4,049,117	3,948,631
TOTAL	4,133,611	4,064,806

BALANCE SHEETS (Amounts expressed in thousands of Reais)		(continuation)
LIABILITIES AND STOCKHODERS' EQUITY	March 31, 2003	December 31, 2002

CURRENT LIABILITIES	72,415	104,232
Local borrowings	-	101
Dividends payable	72,342	104,129
Other liabilities	73	2
Accounts payable	73	2
LONG-TERM LIABILITIES	9,006	8,659
Provisions	9,006	8,659
Provision for tax litigation	9,006	8,659
STOCKHOLDERS' EQUITY	4,052,190	3,951,915
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,729	413,729
Revaluation reserve	3,070	934
In subsidiary companies	3,070	934
Revenue reserves	1,711,166	1,673,802
Legal reserve	135,046	135,046
Realizable profits reserve	1,698,256	1,698,256
Special dividends reserve	36,603	36,603
Other revenue reserves	(158,739)	(196,103)
Treasury stocks	(50,822)	(39,758)
Unrealized gains and losses - marketable securities and
derivative financial instruments	(107,917)	(156,345)
Retained earnings	60,775	-
TOTAL	4,133,611	4,064,806

STATEMENTS OF INCOME (Amounts expressed in thousands of Reais, except per shares data)
	From January 1, 2003 To March 31, 2003	From January 1, 2002 To March 31, 2002

Operating income (expenses)	132,090	133,322
Personnel and other administrative expenses	(354)	(180)
Other operating income	531	376
Financial income	531	376
Other operating expenses	(497)	(369)
Financial transactions and other taxes	(497)	(369)
Equity in results of subsidiary companies	132,410	133,495
OPERATING INCOME	132,090	133,322
INCOME BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION	132,090	133,322
Provision for income tax and social contribution	(5)	-
Deferred income tax and social contribution	114	59
NET INCOME	132,199	133,381
Number of (thousand) (Note 14a)	83,168,959	83,408,329
Net income per 1,000 shares: R$	1.59	1.60
Net equity per 1,000 shares: R$	48.72	45.52

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE         UNIBANCO HOLDINGS S.A.                   COMMERCIAL, INDUSTRIAL
01475-3          DATE - MARCH 31, 2003                       AND OTHER COMPANIES
                 QUARTERLY INFORMATION                     Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1.   Operations

Unibanco Holdings S.A. ("Unibanco  Holdings") was formed to invest in Unibanco -
União de Bancos Brasileiros S.A. ("Unibanco").

The  consolidated  operations  of  Unibanco  Holdings  S.A.  and its  direct and indirect  subsidiaries  and jointly  controlled  companies  in Brazil and abroad include,  besides the financial activities of the Unibanco  Conglomerate,  other activities  carried out by subsidiaries with specific  objectives,  principally, related to insurance, credit card operations, annuity products plans and private retirement plans.

2.   Presentation of the Financial Statements

The  financial  statements  of Unibanco  Holdings  S.A.  ("Parent  Company") are
presented  together  with the  consolidated  financial  statements  of  Unibanco
Holdings S.A. and its subsidiaries  ("Consolidated") which comprise the accounts of  Unibanco  Holdings  S.A.  and its  subsidiary  (Unibanco  - União de  Bancos
Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies) as shown in Note 7.

The  consolidated  financial  statements  have been prepared in accordance  with consolidation  principles  determined by the Brazilian  Securities  and Exchange
Commission (CVM).  Intercompany  investments,  balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The  financial   statements  of  the   subsidiaries   Unibanco  Leasing  S.A.  -
Arrendamento  Mercantil and Dibens  Leasing S.A. -  Arrendamento  Mercantil were reclassified  by means of  out-of-book  adjustments,  in order to reflect  their financial  position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction  247/96,  assets,  liabilities,  revenues and expenses of jointly controlled  companies have been included in the consolidated financial statements on a proportional basis.

3.   Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary  companies are in accordance with the requirements of Brazilian  Corporate Law and the regulations of the Brazilian  Central  Bank,  the Brazilian  Securities  Commission  and the
Superintendency of Private Insurances.

(a)  Determination of net income

     Net  income is determined on the accrual basis and considers:

•    income,  expenses and  monetary or exchange  rate  variations,  at official rates or indices,  pro rata temporis,  on current and long-term  assets and liabilities;

•    the effects of the  provisions to adjust the assets to market or realizable values;

•    the  adjustments to the insurance,  annuity  products and retirement  plans technical reserves;

•    the effects of the  adjustment of  investments in subsidiary and associated companies to reflect the equity method of accounting;

•    the provision for federal income tax at the rate of 15% on taxable  income, plus a specific  surcharge of 10% on taxable income over established fiscal limits;

•    the provision for social  contribution  calculated at the rate of 9% on the adjusted income before income tax;

•    tax credits calculated on temporary  differences between book value and tax amounts and on tax losses carry-forward; and

•    profit sharing.

(b)  Current and long-term assets

These assets are stated at cost plus,  when  applicable,  the related income and monetary and exchange rate  variations,  and  decreased by the related  unearned income and/or allowances for losses, except for the marketable  securities,  the derivative  financial  instruments and financial assets subject to hedge,  which are presented, as stated in item (c).

The  allowance  for  lending,  leasing and other  credit  losses is set up in an amount  considered  sufficient by management to cover  possible  future  losses.
Management's analysis to establish the provision required takes into account the economic environment,  past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c)  Marketable securities and derivative financial instruments

The  Brazilian  Central Bank has  established  new rules for the  recording  and valuation of marketable securities and derivative financial  instruments,  which effects are recognized as from quarter ended June 30, 2002.

Marketable securities

Marketable securities are classified into three categories,  based on the intent to negotiate, and accounted for as follow:

•    Trading  securities - marketable  securities  acquired for trading purpose.
     They are stated at cost plus,  accrued  interest and adjusted to their fair values  and  unrealized  gains  and  losses  are  recognized  currently  in earnings.

•    Securities  available for sale - marketable  securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in  payments  conditions  or other  factors.  They are  stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’  equity, net of applicable taxes, in "Unrealized
     gains  and  losses  -  marketable   securities  and  derivative   financial
     instruments".  The realized  gains and losses are  recognized  based on the applicable trade date in a contra account in stockholders’ equity item.

•    Securities held to maturity - marketable securities that there is intention and financial  ability to retain them until the maturity.  They are carried at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative  financial  instruments are classified based on Unibanco’s intent for hedging or non-hedging purpose.

•    Transactions  involving derivative  financial  instruments to meet customer needs or for own purpose that did not meet hedging  accounting  requirement established  by the Central Bank,  primary  derivatives  used to manage the global exposure,  are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

•    Derivative  financial   instruments  designed  for  hedging  or  to  modify
     characteristics  of assets or liabilities  and (i) highly  correlated  with respect to changes in fair value in  relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and
     (ii)  effective at reducing  the risk  associated  with the exposure  being hedged, are classified as hedges as follows:

     -    Fair value hedge. The financial assets and liabilities and the related derivative  financial  instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

     -    Cash flow hedge.  The effective hedge portion of financial  assets and liabilities  is accounted for at fair value and  unrealized  gains and losses recorded as a separate  component of stockholders’  equity, net of  applicable  taxes,  in  "Unrealized  gains and losses - marketable securities and derivative  financial  instruments".  The non-effective hedge portion, when applicable, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary  and associated  companies are accounted for using the equity method of  accounting,  as shown in Note 7. The effects in subsidiary and associated  companies  related to the  valuation of  marketable  securities  and derivative financial instruments, as mentioned above in item (c) were recognized as "Unrealized gains and losses - marketable securities and derivative financial instruments and "Retained earnings",  so as to maintain the original record made by the subsidiary and associated companies.

Other  investments  consist  principally  of  investments  carried  at cost  and membership  certificates  of stock and  commodities  exchange  adjusted  to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation  of fixed assets is calculated on the  straight-line  method at the following  annual  rates:  buildings  in  use  - 4%;  equipment  in  use -  10%;
communications, data processing, and transportation systems - 20%.

Deferred charges,  composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These  amounts  include,  when  applicable,  accrued  interest  and monetary and exchange  rate  variations,  except for  derivative  financial  instruments  and liabilities subject to hedge, which are presented above in item (c).

4.   Marketable Securities

(a)  Trading Securities
	Consolidated
	Amortized
Issuer/Type of investment	cost	Fair value

Federal government	3,723,695	3,778,768
Financial treasury bills	1,208,598	1,208,969
Treasury bills	473,740	473,442
Central bank notes	1,034,212	1,071,445
Treasury notes	1,007,145	1,024,912
Opened mutual funds (1)	1,447,182	1,447,182
Other	256,254	256,254
Total	5,427,131	5,482,204
__________
(1) Opened  mutual funds are  substantially  held by  investments  in insurance, annuity  products and private  retirement  companies,  and their  portfolios are represented principally by federal government securities.

Trading  securities were classified as current  assets,  independently  of their maturity date, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:
			Consolidated
	Amortized	Fair value	Fair
Issuer/Type of investment	cost	adjustment (1)	value

Federal government	2,044,714	(23,267)	2,021,447
Financial treasury bills	659,356	(1,349)	658,007
Central bank notes	926,181	1,521	927,702
Treasury notes	374,571	1,056	375,627
Other	84,606	(24,495)	60,111
Brazilian sovereign bonds	748,024	(13,737)	734,287
Foreigner government	83,765	-	83,765
United states treasury bills	83,765	-	83,765
Corporate debt securities	2,795,556	(54,493)	2,741,063
Debentures	2,482,950	(35,900)	2,447,050
Eurobonds	115,314	(8,843)	106,471
Other	197,292	(9,750)	187,542
Bank debt securities	524,860	(7,225)	517,635
Eurobonds	387,209	(7,225)	379,984
Mortgage notes	108,092	-	108,092
Time deposits	24,552	-	24,552
Other	5,007	-	5,007
Marketable equity securities	220,676	(29,038)	191,638
Opened mutual funds	168,576	-	168,576
Total	6,586,171	(127,760)	6,458,411
__________
(1) Recorded as a component of stockholders’ equity, net of applicable taxes.

(ii) By maturity:
		Consolidated
Maturity	Amortized cost	Fair value

Less than 3 months	532,186	527,838
Between 3 months and 1 year	1,322,114	1,306,372
Between 1 and 3 years	1,405,833	1,411,815
Between 3 and 5 years	1,845,034	1,800,651
Between 5 and 15 years	988,909	961,359
More than 15 years	90,162	90,162
No stated maturity (1)	401,933	360,214
Total	6,586,171	6,458,411
__________
(1) Refers to marketable equity securities and opened mutual funds.

(c) Securities held to maturity

(i) By type:
Consolidated
Issuer/Type of investment	Amortized cost

Federal government	5,559,917
Central bank notes	2,221,973
Treasury notes	3,320,770
Other	17,174
Brazilian sovereign bonds	294,532
Corporate debt securities	375,046
Eurobonds	375,046
Total	6,229,495
The  fair  value  of these  securities  was  R$6,042,105  in  Consolidated.  The difference  between  amortized  cost and the fair value  amounted  R$187,390  in
Consolidated  and  correspondent  mainly to bonds  issued by  Brazilian  federal government.

(ii) By maturity:

Consolidated
Maturity	Amortized cost

Less than 3 months	773,707
Between 3 months and 1 year	1,605,419
Between 1 and 3 years	3,107,315
Between 3 and 5 years	694,048
Between 5 and 15 years	49,006
Total	6,229,495
(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities,  interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The  resources  of third  parties  which are related to the  securities  held to maturity, for Consolidated compared with the portfolios is as follow:
Securities held to maturity	Amortized cost as of March 31, 2003	Average interest rate per annum	Average term in months

I. Securities abroad since December 31, 2001 U.S. dollar-denominated (1)	669,578	7.71%	29
II. Securities held to maturity with third parties funding U.S. dollar-indexed securities	5,543,696	10.29%	17
U.S. dollar-denominated third parties’ resources	5,543,696	5.49%	32
Annual spread		4.55%
Other securities
General Market Prices to Consumers Index (IGP-M) -
indexed securities	16,221	20.32%	30
General Market Prices to Consumers Index (IGP-M) -
indexed third parties resources	16,221	6.00%	30
Annual spread		13.51%
Total of securities held to maturity	6,229,495	10.03%	18
__________
(1) Securities held to maturity based on own capital.

(d) Fair value determination

The fair  value of  marketable  securities  was based on an  internal  valuation model,  which  utilizes the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending,  Leasing and
Other Credit Losses

(a)  Components of the lending and leasing  operations  portfolio by type and by maturity:

Consolidated

By type
Discounted loans and notes	10,093,055
Financing	8,596,607
Agricultural	754,957
Real estate loans	701,475
Credit card	2,442,248
Total lending operations	22,588,342
Leasing operations	487,040
Advances on exchange contracts (1)	1,842,404
Total leasing operations and advances on exchange contracts	24,917,786
Guarantees honored	1,753
Other receivables (2)	788,805
Total other credits	790,558
Co-obligation on credit card customer financing (3)	282,850
Total risk	25,991,194
By maturity
Past-due for more than 15 days (Note 5 (d))	1,305,301
Falling due:
Less than 3 months (4)	10,978,167
Between 3 months and 1 year	6,542,629
Between 1 and 3 years	4,563,389
More than 3 years	2,601,708
Total risk	25,991,194
_________
(1)  Recorded in "Other  liabilities"  and "Other  credits" - "Foreign  exchange portfolio".
(2)  Other receivables  consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded  as  off-balance  sheet  items.
(4) Includes 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:
		Consolidated
	Value	% of distribution

Manufacturing
Chemical and pharmaceutical	1,152,123	4.4
Paper, pulp, paper and wood products	1,119,505	4.4
Food, beverages and tobacco	1,117,522	4.3
Basic metal industries	1,102,888	4.2
Electricity, gas and water	1,031,341	4.0
Extractive	693,725	2.7
Automotive industry	586,000	2.3
Petroleum	470,952	1.8
Production of machines and equipment	438,268	1.7
Textiles, clothing and leather goods	347,579	1.3
Production of metal goods	291,797	1.1
Electronic and communications equipment	178,765	0.7
Electric and electronic	178,573	0.7
Rubber and plastic	129,963	0.5
Other manufacturing industries	23,245	0.1
Subtotal	8,862,246	34.2
Retailers
Wholesale	1,217,456	4.7
Retail	1,074,247	4.1
Lodging and catering services	86,393	0.3
Subtotal	2,378,096	9.1
Financial service
Financial companies	225,108	0.9
Insurance companies and private pension funds	4,826	-
Subtotal	229,934	0.9
Residential construction loans	161,414	0.6
Other service
Post office and telecommunications	1,056,842	4.1
Transportation	1,029,938	4.0
Real estate services	392,473	1.5
Construction	322,985	1.2
Cultural and sportive leisure activities	190,102	0.7
Health and social services	115,293	0.4
Associative activities	88,448	0.3
Education	86,194	0.3
Other	1,630,182	6.4
Subtotal	4,912,457	18.9
Agriculture, livestock, forestry and fishing	754,957	2.9
Individual
Consumer loans	5,184,924	19.9
Credit card	2,812,624	10.8
Residential mortgage loans	631,310	2.5
Lease financing	63,232	0.2
Subtotal	8,692,090	33.4
Total	25,991,194	100.0

(c) Concentration of lending, leasing and other credits:
		Consolidated
Largest clients	Value	% of the total

10 largest clients	2,409,510	9.3
50 following clients	5,239,561	20.2
100 following clients	3,563,380	13.7
Other clients	14,778,743	56.8
Total	25,991,194	100.0

(d) Components of lending, leasing and other credits by risk level:
Consolidated

			Past due credits
Risk Level	% minimum allowance required	Current credits	Over due installments	Falling due installments	Total credits	Distribution %	Total allowance	% effective allowance

AA	-	8,945,076	-	-	8,945,076	34.4	99	-
A	0.5	8,487,413	-	-	8,487,413	32.6	49,547	0.6
B	1.0	2,353,018	248,849	166,578	2,768,445	10.7	36,438	1.3
C	3.0	3,093,928	206,383	215,880	3,516,191	13.5	176,681	5.0
D	10.0	485,754	137,571	114,521	737,846	2.8	123,801	16.8
E	30.0	155,961	142,083	74,119	372,163	1.4	122,695	33.0
F	50.0	58,163	111,116	76,344	245,623	1.0	129,045	52.5
G	70.0	142,489	176,013	64,080	382,582	1.5	284,255	74.3
H	100.0	134,128	283,286	118,441	535,855	2.1	535,855	100.0
Total		23,855,930	1,305,301	829,963	25,991,194	100.0	1,458,416
% of total risk							5.6%
The  allowance  for  lending,  leasing and other  credits  losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council.  The
minimum allowance for each level is utilized as a general rule,  however,  based on the judgment and experience of management,  higher  percentages might be used within  each  level in  order  to more  accurately  assess  the risk of  certain clients, operations or portfolios.

(e)  The operations  renegotiated with clients as established in Resolution 2682
     of  the  Brazilian   National  Monetary  Council  totaled   R$1,068,629  in
     Consolidated.  These  operations  relate to active  portfolio  and  credits written off against loss,  and were  recognized  with intention to maintain the  risk  assessment  and the  provision  for  losses  existing  prior  to renegotiation.  These operations will have a lower risk classification only after  collection of a significant  portion of the  renegotiated  debt. For
     such  lower  risk  reclassification,   the  minimum  collection  percentage
     established is 25%.

(f)  Changes in the allowance for lending, leases and other credit losses during the quarter:

Consolidated

Balance at December 31, 2002	1,590,593
Provision for loan losses	283.853
Loan charge-offs	(416,030)
Balance at March 31, 2003	1,458,416
Loan recoveries (1)	82,243

(1)  Loan  recoveries  were  recorded as revenue from "Lending  operations"  and
     "Leasing operations".

6. Other Credits
			Consolidated
		Long - term
	Current assets	assets	Total

Receivables on guarantees honored	-	1,753	1,753
Foreign exchange portfolio	4,842,502	-	4,842,502
Income receivable	103,206	3,475	106,681
Negotiation and intermediation of securities	392,851	-	392,851
Sundry	2,331,655	4,132,530	6,464,185
Total	7,670,214	4,137,758	11,807,972
The account  "Foreign  exchange  portfolio"  includes  R$3,740,769  of unsettled exchange  purchases and R$ 1,044,200 of rights on foreign  exchange sold, net of contracted advances.

"Other credits - negotiation and  intermediation of securities" are represented, substantially,  by operations with "Debtors - pending  settlement" in the amount of R$351,651,  and "Financial assets and commodities to liquidate" in the amount of R$17,133.

"Other  credit - sundry"  includes,  basically,  deferred  tax in the  amount of
R$2,654,270;  judicial  deposits  for civil and labor  matters  in the amount of
R$1,313,552,  prepaid  taxes in the amount of  R$395,837  and notes and  credits receivables in the amount of R$710,617. The social contribution carry forward is being offset in accordance with established fiscal parameters.

"Other  credits"  in  the  parent  company  relates,   basically,  to  dividends
receivable in the amount of R$72,342, from Unibanco.

7. Investments in Subsidiary and Associated Companies

(a) Subsidiary companies (Parent Company)

Unibanco - União de Bancos
Brasileiros S.A.

Information on investment at March 31
Number of shares held (with no par value)
Common	72,995,091,491
Preferred	10,173,867,487
Participation in common stock - %	96.594
Total participation (direct) - %	60.285
Stockholders’ equity	6,716,624
Capital	3,690,602
Net income for the quarter	218,321
Investment value	4,049,117
Equity in results	132,410
(i) The quotation of Unibanco  shares,  as of March 31, 2003, at São Paulo Stock
Exchange,  was R$108.70 per thousands of common shares and R$41.94 per thousands of preferred shares.

(b)  Investments in associated companies

The Unibanco foreign branches and subsidiary  companies  exchange losses, in the amount  of  R$199,595  in  Consolidated  were  recognized  as  "Other  operating expenses".  As a  result  of the  high  foreign  exchange  volatility,  Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$593 million.  The income of R$134,575 in  Consolidated  was also  recorded in "Other operating expenses",  reducing the exchange losses on foreign  investments.  The investments in subsidiary and  associated  companies and the major  transactions relating to  investments  in subsidiary  and  associated  companies in the first quarter of 2003, were as follow:
			Percent
			holding(%)	Adjusted	Adjusted
	Number of shares or quotas		Unibanco	Stockholders	net income
	Common	Preferred	Consolidated	equity	(loss)
Subsidiary companies

Unipart Participações Internacionais Ltd.(1)	1,302,031	-	100.000	1,438,400	25,282
Unibanco AIG Seguros S.A.(7)	336,204,927	183,958,940	49.700	1,304,666	84,071
Unibanco Representação
e Participações Ltda. (2)	123,204,651	895,134	99.999	391,579	29,919
Banco Bandeirantes S.A (8)	78,728,068,140	68,155,559,063	100.000	523,471	(13,352)
Banco Credibanco S.A. (3) and (8)	211,861,478	198,846,054	98.883	258,658	25,179
Banco Fininvest S.A.	3,931	1,034	99.920	281,377	26,253
Banco Dibens S.A.	3,461,470,656	-	51.000	150,921	8,912
Unibanco Leasing S.A. -
Arrendamento Mercantil	264,919	-	99.999	133,681	7,354
Unibanco Corretora de Valores
Mobiliários S.A.	30,000,000	30,000,000	100.000	57,115	1,001
Banco1.net S.A. (4) and (7)	21,994,273	-	55.539	39,328	(2,015)
Unibanco Asset Management -
Banco de Investimento S.A.	1,468,400	1,468,405	99.999	21,557	2,393
Interbanco S.A. (1)	18,999,793	-	99.999	57,069	3,568
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i)

Unibanco Cayman Bank Ltd.	13,252,004	-	100.000	806,922	1,653
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	100.000	259,490	7,240
Unibanco União de Bancos Brasileiros
(Luxembourg) S.A.	199,999	-	99.999	202,655	4,148
Unibanco Securities Ltd.	17,770,000	-	100.000	50,611	4,843
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies (i)

Unibanco AIG Previdência S.A. (7)	465,403	-	100.000	118,851	11,748
Unibanco AIG Saúde Seguradora S.A. (7)	20,000,000	-	100.000	32,531	3,708
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)

Unibanco Cia. de Capitalização (7)	4,194,130	-	99.992	346,533	20,306
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	100.000	214,043	2,468
Unibanco Empreendimentos Ltda.	150,488,716	-	100.000	122,750	242
BWU Representação e Participações Ltda.(7)	36,133,577	93,947,299	60.000	47,362	(3,537)
Jointly controlled companies (i)

Credicard S.A.- Administradora
de Cartões de Crédito (7)	12,937,771	-	33.333	431,468	66,615
Serasa S.A. (7)	363,690	348,855	19.120	155,453	10,005
Banco Investcred Unibanco S.A. (7)	95,284	-	49.997	124,637	7,330
Tecnologia Bancária S.A. (5)	762,277,905	-	21.432	114,581	2,025
Redecard S.A. (7)	199,990	400,000	31.943	65,195	25,154
Cibrasec - Cia. Brasileira de
Securitização	7,500	-	12.499	30,717	3,205
Interchange Serviços S.A. (7)	74,999,999,998	-	25.000	27,837	555
FMX S.A. Sociedade de Crédito,
Financiamento e Investimento (6)	83,109	83,115	49.998	28,659	4,418
Unibanco Rodobens Administradora de
Consórcios Ltda. (7)	11,298,500	-	50.000	26,756	3,491
Associated companies

AIG Brasil Cia. de Seguros (7)	54.213.933	-	49.999	84.336	6,596

	Consolidated
	equity in	Consolidated
	results	Investments
	adjustments	value

AIG Brasil Cia. de Seguros (7)	3,298	42,168
Other	(1,323)	13,482
Total	1,975	55,650
(i) The percentage  shown in the  consolidated  column refers to the controlling companies’ percentage holding.

     (1)  In February 2003, Unipart Participações Ltd.’s capital was reduced, in exchange for Interbanco S.A’s shares.

     (2)  In March 2003,  Unibanco  acquired 895,134  preferred quotas issued by
          Unibanco Representação e Participações Ltda., at book value.

     (3)  In January  2003,  E-Rede do Brasil Ltda.,  Ecard do Brasil Ltda.  and
          Bandeirantes  Administradora de Cartões de Crédito e Assessoria Ltda., were merged into Banco Credibanco S.A.

     (4)  In January 2003, Unibanco acquired 218,798 shares issued by Banco1.net
          S.A., at book value.

     (5)  Equity in results adjustments based on the financial  statements as of
          February 2003.

     (6)  The  name  of  FMX  S.A.   Sociedade  de  Crédito,   Financiamento   e
          Investimento  will be changed to Luizacred S.A.  Sociedade de Crédito,
          Financiamento e Investimento.

     (7)  Companies audited by other independent auditors.

     (8)  On  April  30,  2003  Banco   Credibanco   S.A  was  merged  by  Banco
          Bandeirantes S.A.

(c)  Goodwill on acquisition of subsidiary companies

The  goodwill  relating to the  acquisition  of  subsidiary  companies  is being amortized up to ten years,  according to the expected  period of benefit,  being the  amortization  for the  period  recognized  in "Other  operating  expenses".
Goodwill  balance shown in the consolidated  financial  statement and the amount amortized during the year were as follows:

	Balance to	Amortization during
Subsidiaries	amortized	the quarter

Bandeirantes	888,886	12,129
Fininvest	362,895	4,665
Other	191,531	(348)
Total	1,443,312	16,446

8. Fixed Assets

Consolidated

Land and building	662,233
Other fixed assets	1,205,094
Accumulated depreciation	(839,657)
Total, net	1,027,670

9. Deposits
Consolidated

	Current liabilities	Long-term liabilities	Total

Demand deposits	2,561,013	-	2,561,013
Savings deposits	5,522,120	-	5,522,120
Interbank deposits	130,445	10,839	141,284
Time deposits	6,827,175	10,114,957	16,942,132
Total	15,040,753	10,125,796	25,166,549
10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are readjusted using the savings deposits index, plus average interest of 16.16% per annum, and are payable up to October 18, 2004.

(b) Euronotes

Maturity (1)	Currency	Consolidated

Less than 3 months	US$	164,826
	EUR	83,331
		248,157
From 3 to 12 months	US$	1,898,252
	EUR	669,221
		2,567,473
From 1 to 3 years	US$	356,563
	EUR	9,596
		366,159
From 3 to 5 years	US$	33,990
From 5 to 15 years	US$	49,336
Total		3,265,115
____________________
(1) The maturity date considers, when applicable,  the date the investor may ask to anticipate redemption (put rights).

The average interest rate at March 31, 2003 was 5.80% per annum in Consolidated.

(c)  Commercial Paper Programs

The commercial paper programs,  in the amount of R$670,455 in Consolidated,  are issued by Grand  Cayman  branch  and are  payable up to August  13,  2003,  with interest at rates between 1.94% and 2.30% per annum.

(d)  The other issues totaled  R$70,239 in  Consolidated  with  maturities up to
     July 11, 2005 and an average interest rate of 10.50% per annum.

11. Borrowings and Onlending in Brazil - Governmental Agencies

Foreign   borrowings   consist   principally  of  short-term  credit  lines  for
refinancing of foreign exchange transactions, import and exports.

Onlendings  in Brazil -  governmental  agencies  are  payable  up to 2018,  with interest rates  established by operational  policies of BNDES (National Bank for
Economic and Social Development).

Foreign  onlendings  consist of  long-term  credit  lines for  project and trade finances and are payable up to December 15, 2011, with an average  interest rate of 4.55% per annum.

12. Other Liabilities
	Consolidated
	Current	Long-term	Total
	liabilities	liabilities

Collection of taxes and other contributions	196,461	-	196,461
Foreign exchange portfolio	3,606,468	-	3,606,468
Social and statutory	271,908	-	271,908
Taxes and social security	407,588	790,403	1,197,991
Negotiation and intermediation of securities	448,935	-	448,935
Accounts payable for purchase of assets	42,571	58,531	101,102
Technical provision for insurance, annuity products
and retirement plans	1,043,591	2,309,794	3,353,385
Subordinated debt
Step-up subordinated callable notes	25,812	656,413	682,225
Subordinated time deposits	-	234,494	234,494
Sundry	2,259,701	2,203,767	4,463,468
Total	8,303,035	6,253,402	14,556,437

The foreign exchange portfolio includes  R$1,648,663 of unsettled exchange sales net of  advances on exchange  contracts,  and  R$1,952,250  of  obligations  for exchange purchased net of advances on exchange contracts.

"Other liabilities - subordinated debt - Step-up  subordinated  callable notes "
were  issued in April 2002 by Grand  Cayman  branch.  The notes have a ten-years term, pay interest semi-annually and can be totally, but not partially, redeemed on April 2007 or on each subsequent date of payment of interest.  The notes bear a coupon of 9.375%  per annum in the first  five  years and  11.79% per annum as from the fifth year.

"Other liabilities - subordinated debt - Subordinated time deposits" were issued in December 2002 by Unibanco.  The deposits maturity in December 2012 and can be redeemed as from December  2007.  The deposits  bear 102% of interbank  deposits rate.

"Other liabilities - sundry, includes,  basically,  provisions for personnel and administrative  expenses  in the amount of  R$189,449,  provision  for labor and civil litigations in the amount of R$815,588,  payments to be made to accredited establishments of credit card in the amount of R$1,285,366 and sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,341,240.

Other liabilities in the parent company refer to interest on own capital payable in the amount of R$72,342.

13. Fiscal Employee and Civil Litigations

Unibanco  Holdings is defendant in legal  actions  relating to tax  litigations.
Unibanco and its subsidiaries are defendants in several legal actions,  relating principally  to income  taxes,  indirect  taxes and labor  claims.  Based on the advice  of  our  external  counsel,  Unibanco  Holdings  and  Unibanco  recorded provisions to offset possible future losses, based on the success probability of the suits.  Provisions  recorded and  respective  changes in the quarter were as follows:

	Parent Company	Consolidated

Balance at December 31, 2002	8,659	1,554,835
Provision charged	347	118,834
Payments	-	(38,591)
Reversal of provisions	-	(17,782)
Balance, end March 31, 2003	9,006	1,617,296
(a)  Tax litigation

Unibanco  Holdings and Unibanco and its subsidiaries are involved in several tax suits,  including those relating to the  constitutionality  of certain taxes and the probable  liability is fully provided,  being the provision accrued reverted when based on the  opinion of legal  consultant,  the  possibility  of losses is remote.

(b)  Employee litigation

Labor unions and former  employees filed several  lawsuits  against Unibanco and its subsidiaries to seek  compensation for labor rights.  Unibanco cannot assure that it will win these lawsuits and, based of this,  the  contingency  amount is recorded as provision, based on the average of payments made.

(c)  Civil litigation

There are other actions and claims filed against  Unibanco and its  subsidiaries on  a  variety  of  matters,  including,  previous  economic  plans.  The  civil litigations  provisions  are  recorded in  accordance  with the  probability  of success in each type of claim.

(d)  Claims (Bandeirantes and Nacional)

Certain former  shareholders of Banorte (a bank acquired by Bandeirantes  before
Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against  Bandeirantes  and the Central Bank of Brazil,  seeking to terminate the
Central Bank intervention in Banorte before its acquisition by Bandeirantes.  In accordance with the Agreement  between Unibanco and Caixa Geral de Depósitos for the  acquisition  of a  controlling  interest  in  Bandeirantes,  Caixa Geral de
Depósitos  assumed full  responsibility  for such lawsuits.  Therefore it is not necessary to record provisions for this purpose.

The press  released that former  controllers  of Banco Nacional S.A. filed suits against  Banco  Central do Brasil and  Unibanco in  connection  with the sale of assets and liabilities of Banco Nacional.  Unibanco has not received the service of process yet.  Considering  that  Unibanco  does not know the content of those lawsuits  and that the  acquisition  of assets  and  assumption  of  operational liabilities of Banco Nacional by Unibanco  occurred in accordance  with PROER, a program  implemented  by law with the purpose of  preserving  the  resources  of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System, the management considers that there is no need in making any provisions in this case.

14. Stockholders’ Equity

(a)  Capital

Subscribed and paid in capital comprises shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total

Common	37,138,435,873	-	37,138,435,873
Preferred class A	3,843,541,338	-	3,843,541,338
Preferred class B	42,186,981,767	1,161,517,318	43,348,499,085
Total	83,168,958,978	1,161,517,318	84,330,476,296
Preferred  shares  class "A" have no voting  rights,  that have  priority in the reimbursement of capital without premium in the case of the capital liquidation, up to the  amount  of  capital  stock  represented  by  such  preferred  shares.
Preferred  shares class "A" have a dividend 10% per annum greater per share than ordinary  shares and  participate  in equal  conditions  with  common  shares in capital  increase from monetary  restatements of reserves and income.  Preferred shares  class "B" have no voting  rights  that:  (i) are  entitled  to receive a semi-annual  minimum  dividend  of R$0.15  per  thousand  shares or  semi-annual priority  dividend  of 1.5% of  stockholders’  equity;  resulting  in an  annual priority  dividend of 3% (three percent) of  stockholders’  equity,  each one is greater (ii) have  priority in the  reimbursement  of capital in the case of the capital  liquidation  up to the  amount of  capital  represented  shares by such
preferred  shares  and  (iii)   participate  in  equal  conditions  with  common
shareholders  in  capital  increases  from  monetary  restatement  of  revenues, reserves and income and any  distribution  of dividends after dividends equal to the minimum R$0.15 per thousand shares.

In an Extraordinary  Meeting Held on April 28, 2003, was approved the conversion of preferred shares class "A" in preferred class "B", in one for one portion, in any time, at shareholder option.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b)  Dividends and interest on own capital

Unibanco Holdings  distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On January 31, 2003,  R$104,129  of dividends  were paid,  being  R$1.24270  per thousand common shares,  R$1.36700 per thousand  preferred  shares class "A" and
R$1.24270 per thousand  preferred shares class "B", R$2.60970 per thousand units and R$1.30485 per GDS.

During the quarter, R$72,342 of interest on own capital was accrued,  generating a tax benefit in the amount of R$24,596.  The amount will be  considered  in the mandatory dividend, net of income tax withheld at source,  amounted to R$0.73595 per 1,000 common  shares and R$0.80954 per 1,000  preferred  shares,  class "A",
R$0.73595 per 1,000  preferred  shares class "B",  R$1.51405 per 1,000 units and
R$0.75703 per GDS.

(c)  Capital reserves

These reserves are substantially represented by share premium reserve.

(d)  Treasury stocks and Buy-back program

The Board of  Directors  of Unibanco and  Unibanco  Holdings  authorized  in the meeting held on February 12, 2003, for a period of three months, the acquisition at market prices of up to  256,178,254  Unibanco  common  shares,  3,033,185,661
Unibanco preferred shares, and 3,033,185,661 Holding’s Class B preferred shares, to be  maintained  in treasury  for  subsequent  sale or  cancellation,  without capital reduction.

Up to March 31, 2003, 109,500,000 Unibanco preferred shares,  106,600,000 Units, and 26,500 GDS issued by both Unibanco and Unibanco  Holdings were  repurchased.
Through of "Share  Exchange  Agreement",  Unibanco  assigned and  transferred to
Unibanco  Holdings  239,350,000  Class B  preferred  shares  issued by  Unibanco
Holdings,  acquired in the form of Units and GDS and Unibanco  Holdings assigned and  transferred to Unibanco  239,350,000  preferred  shares issued by Unibanco.
Therefore,  Unibanco Holding recorded 239,350,000 preferred shares at an average price of R$46.22 as treasury stocks.

The fair value of  treasury  stocks at March  31,2003,  based on Units  price at
March 31, 2003 in São Paulo Stock Exchange was R$56,305.

(e)  Changes in stockholders’ equity

Balance at December 31, 2002	3,951,915
Prior year adjustments	1,107
Constitution of revaluation reserve from subsidiary companies	1,947
Acquisition of own stocks	(11,064)
Unrealized gains and losses - marketable securities and derivatives	48,428
Net income for the quarter	132,199
Provision of remuneration on the own capital	(72,342)
Balance at March 31, 2003	4,052,190
15. Other Operating Income and Expenses

(a)  Other operating income

Consolidated

Reversal of fiscal contingencies	17,782
Reversal of operating allowance	8,398
Other financial revenues	34,434
Foreign exchange rate variation on other liabilities	5,392
Dividends received from other investments	9,222
Revenue from real estate consortium	4,764
Other	36,126
Total	116,118
(b) Other operating expense
Consolidated

Foreign branches’ and subsidiary companies’ exchange
rate variation, net of hedge’s income (Note 7)	65,020
Provision for employee and civil litigations	43,047
Amortization of goodwill on acquired companies	16,646
Expenses for net collection charges	14,283
Expenses related to the sale of rights of receipt
of future flow of payment order	11,456
Bonus on CPMF and IOF	2,457
Expenses related to real estate consortium	3,828
Third parties services - car sales stores	12,384
Other	46,141
Total	215,262

16. Income Tax and Social Contribution

Deferred  income  tax and  social  contribution,  calculated  on tax  losses and negative  basis of social  contribution  carry-forward  are  recorded  in "Other credits - sundry" and provisions not currently deductible are recorded in "Other credits  - sundry"  or in  "Other  liabilities  - taxes  and  social  security", according to their nature.

Deferred   income  tax  losses  and  negative   basis  of  social   contribution
carry-forward  are realized in accordance with the existing taxable income,  and income tax on temporary  differences are realized when the utilizing or reversal provision.

(a)  Deferred tax assets
Parent Company
	December 31, 2002	Constitution	Realization	March 31, 2003

Provision for credit losses	1,533	117	-	1,650
Tax loss and negative basis of social contribution
carry-forward	339	-	3	336
Net deferred tax assets	1,872	117	3	1,986
Total assets	1,872			1,986

Consolidated
	December 31, 2002	Constitution	Realization	March 31, 2003

Provision for credits losses	781,614	45,362	69,598	757,378
Other provisions not currently deductible	687,023	146,389	186,022	647,390
Tax loss and negative basis of social contribution carry-forward	658,777	23,843	13,878	668,742
Social contribution carry-forward
(MP 2.158-35)	508,500	-	6,555	501,945
Subtotal	2,635,914	215,594	276,053	2,575,455
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	126,269	-	47,454	78,815
Deferred tax obligations	(45,512)	-	(10,013)	(35,499)
Net deferred tax assets	2,716,671	215,594	313,494	2,618,771
Total assets	2,762,183			2,654,270
Total liabilities	45,512			35,499

Deferred  tax assets  recorded  are  computed at the tax rates in effect at each balance sheet date.

Expected of realization of deferred tax as follow:
Parent Company			Consolidated

Social year	Other	Total	Social contribution (MP 2.158-35)	Other	Total

2003	399	399	15,205	509,194	524,399
2004	399	399	31,856	644,023	675,879
2005	399	399	38,630	435,461	474,091
2006	395	395	54,333	153,010	207,343
2007	394	394	63,679	113,362	177,041
2008 to 2012	-	-	273,773	186,137	459,910
2013 to 2017	-	-	24,469	32,323	56,792
Total	1,986	1,986	501,945	2,073,510	2,575,455

The present  value of  deferred  income tax and social  contribution  calculated using the average tax of funding, net of tax effects,  totaled R$1,552 in Parent
Company and R$2,035,046 in Consolidated.

(b)  Income tax and social contribution income (expenses)
	Parent Company	Consolidated

Income before income tax and social contribution, net of profit sharing	132,090	412,838
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(44,911)	(140,365)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies	45,019	(67,191)
Interest on own capital or (received)	-	50,471
Permanent differences (net)	1	8,887
Income tax and social contribution for the year	109	(148,198)

17. Commitments and Guarantees

Consolidated

Co-obligation and risks for guarantees provided	4,949,414
Assets under management (mainly mutual investment funds)	19,690,617
Lease commitments	74,995

18. Related Party Transactions

Consolidated

Assets
Cash and due from banks	9
Marketable securities	9,405
Income receivable	72,342
Revenues
Other operating income	505
Expenses
Personnel and other administrative expenses	7
Related-party  transactions  were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

19. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts,  in order to meet its own and its  customers’  needs to reduce  exposure  to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination  of  limits  by the  Bank’s  Financial  Committee  and by  closely monitoring positions.

(a)  Financial instruments recorded in the financial statements compared to fair values at March 31, 2003 are as follows:

Consolidated
	Book value	Fair value

Assets
Interbank deposits	8,305,722	8,308,638
Marketable securities	18,170,110	17,982,720
Lending operations	21,190,848	21,192,867
Derivatives, net	7,107	7,107
Liabilities
Time deposits	25,166,549	25,183,399
Resources from securities issued abroad	4,733,896	4,693,929
Subordinated debt (Note 12)	916,719	828,103
Sale of rights of receipt of future flow of
payment orders abroad (Note 12)	1,341,240	1,251,117
Treasury stocks	50,822	56,305
The fair value of marketable  securities was based in internal  valuation model, established  based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank  deposits,  lending  operations,  interbank deposits payable,  time  deposits  and  mortgage  notes,  was based on the  average  rate practiced  by  Unibanco on the last  business  day of the  quarter,  for similar operations.

The fair value of resources from securities  issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, for similar operations.

The fair value of derivatives was based in internal valuation model, established baded  on the  average  rate  for  the  last  business  day of the  quarter  for operations  with  similar  maturities  and  indices,  as informed by Futures and
Commodities Exchange - BM&F and trade associations.

The fair  value of other  liabilities  related  to sale of rights of  receipt of future flow of payment  orders  abroad was computed  considering  the value that could be obtained in the corresponding market.

The fair value of treasury  stocks was based on Units price at March 31, 2003 in the São Paulo Stock Exchange.

(b)  The  current  notional  values  and  fair  value  of  derivative  financial instruments at March 31 are as follows:
Consolidated
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Mark to market adjustment

Futures contracts	3,638,588	3,638,588	3,638,588	3,638,588	-
Assets position	8,862,175	8,862,175	5,107,024	5,107,024	-
Currencies	3,380,087	3,380,087	1,805,925	1,805,925	-
Interbank interest rate (1)	4,302,232	4,302,232	3,301,099	3,301,099	-
Exchange coupon	1,179,856	1,179,856	-	-	-
Liabilities position	5,223,587	5,223,587	1,468,436	1,468,436	-
Currencies (2)	1,574,162	1,574,162	-	-	-
Interbank interest rate	1,001,133	1,001,133	-	-	-
Exchange coupon	2,648,292	2,648,292	1,468,436	1,468,436	-
Forward contracts	(24)	(24)	(24)	(24)	-
Assets position	9,373	9,373	9,373	9,373	-
Interbank interest rate	9,373	9,373	9,373	9,373	-
Liabilities position	9,397	9,397	9,397	9,397	-
Fixed interest rate	9,397	9,397	9,397	9,397	-
Swap contracts	(20,147)	7,107	(20,147)	7,107	27,254
Assets position	8,334,355	8,326,747	3,443,642	3,457,388	13,746
Currencies	939,929	924,939	-	-	-
Interbank interest rate	3,917,912	3,917,912	2,283,031	2,283,031	-
Fixed interest rate	783,969	769,720	-	-	-
Other	2,692,545	2,714,176	1,160,611	1,174,357	13,746
Liabilities position	8,354,502	8,319,640	3,463,789	3,450,281	(13,508)
Currencies (2)	3,529,051	3,538,279	2,589,122	2,613,340	24,218
Interbank interest rate	1,634,881	1,634,881	-	-	-
Fixed interest rate	1,658,636	1,606,661	874,667	836,941	(37,726)
Other	1,531,934	1,539,819	-	-	-
Swap contracts with daily reset	135	135	135	135	-
Assets position	425,134	425,134	425,134	425,134	-
Currencies	425,134	425,134	425,134	425,134	-
Liabilities position	424,999	424,999	424,999	424,999	-
Interbank interest rate	424,999	424,999	424,999	424,999	-
Option contracts	1,730	1,730	1,730	1,730	-
Assets position	1,730	1,730	1,730	1,730	-
Shares	1,730	1,730	1,730	1,730	-
____________________
(1)  On  March  31,  2003,   there  were  future  operation  of  R$3,502,339  in
Consolidated,  accounted  for at fair value and  recognized  as cash flow hedges related to their time deposits  indexed to interbank  interest rate, and with an unrealized loss, net of applicable taxes of R$19,509 in Consolidated recorded in
"Unrealized  gains and losses - marketable  securities and derivative  financial instruments".  The  hedge’s  effectiveness  as of March  31,  2003 was  99.7% in
Consolidated.

(2) On March 31, 2003,  Unibanco  had swap and future  contracts  with  notional value of R$89,177 in  Consolidated,  accounted for at fair value,  used to hedge part of marketable securities measured at fair value, and indexed in US dollars.
The  adjustment  to fair value of the  corresponding  hedged item resulted in an adjustment,  net  of  applicable  taxes  of  R$53,300,  recorded  as a  debt  in
"Marketable securities" and "Unrealized gains and losses - marketable securities and derivative financial instruments" and as a credit to income for the quarter.
The hedge’s effectiveness as of March 31, 2003 was 96.2%.

The  operations  above do not  represent  Unibanco’s  total  exposure to market, currency  and  interest  rate  risks  since  they only  consider  the  values of derivative financial instruments.

The swap operations associated with funding and/or asset operations and the swap contracts  contracted with subsidiary companies are recorded at current notional value and are not adjusted fair value.

The  amounts  of   receivables   under  the  swap  contracts  are  R$363,878  in
Consolidated  and the amounts of payables are R$ 356,771 in Consolidated and are
recorded  in  "Marketable   securities  and  derivative  financial  instruments"
recorded in "Derivative  financial  instruments" in current and long-term assets and as "Derivative financial  instruments" in current and long-term liabilities, respectively.

(d)  Notional at fair value distributed by trade location

Consolidated
Notional at fair value

Future contracts
Asset position	8,862,175
BM&F	8,226,992
Counter	635,183
Liabilities position	5,223,587
BM&F	5,099,611
Counter	123,976
Forward contracts
Asset position	9,373
BM&F	9,373
Swap contracts
Asset position	8,326,747
BM&F	1,465,937
CETIP (Clearing House for Custody and Financial Settlement of
Securities)/Counter	6,860,810
Swap contracts with daily reset
Asset position	425,134
BM&F	425,134
Option contracts
Asset position	1,730
Counter	1,730

The amount pledge guarantee BM&F transactions were R$829,761 in Consolidated and are represented by federal government securities.

(e)  The maturities of derivative financial instruments are as follows:

	Consolidated

	Notional at	Notional at
	fair value	fair value	Amounts
	asset	liability	receivables
	position	position	(payables)

Future contracts	8,862,175	5,223,587	-
Less than 3 months	5,624,503	4,659,887	-
Between 3 and 6 months	1,106,375	81,965	-
Between 6 months and 1 year	1,255,731	167,992	-
More than 1 year	875,566	313,743	-
Forward contracts	9,373	9,397	-
Between 3 and 6 months	9,373	9,397	-
Swap contracts	8,326,747	8,319,640	7,107
Less than 3 months	2,643,229	2,636,174	7,055
Between 3 and 6 months	1,041,069	1,053,732	(12,663)
Between 6 months and 1 year	1,291,772	1,298,276	(6,504)
More than 1 year	3,350,677	3,331,458	19,219
Swap contracts with daily
reset	425,134	424,999	-
Less than 3 months	16,696	16,709	-
Between 3 and 6 months	114,813	114,813	-
Between 6 months and 1 year	80,181	80,181	-
More than 1 year	213,444	213,296	-
Option contracts	1,730	-	1,730
More than 1 year	1,730	-	1,730

Interest  rate  and  currency  term  and  futures  contracts   represent  future
commitments to purchase or sell  financial  instruments at specific terms and at
specified  dates.  The  notional  amounts   represent  the  face  value  of  the
corresponding instrument at the date of the operations’ liquidation.  The credit risks  associated  with the future and term contracts are minimized due to daily cash  settlements  and margin  account  deposits.  Future and term contracts are subject  to the risk of  fluctuations  in  interest  rates  or the  value of the underlying instruments.

Swap contracts  represent future commitments to exchange currencies or index for a contractual  period and terms.  The notional  amount  represents  the basis on which the cash flows are determined.  The risks  associated with swaps relate to the potential inability or unwillingness of the counterparts to meet contractual conditions  and the risk  associated  with changes in market  conditions  due to fluctuations in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options,  Unibanco  pays a premium  and,  as a writer of options,  receives a premium in exchange for bearing the risk of movements in future  interest  rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums  paid on  purchased  options and the risk associated with the changes in market  conditions  could influence  written options.

20. Statement of Cash Flows
Parent Company		Consolidated

Operating activities
Net income	132,199	132,199
Fair value adjustment - Trading securities and derivatives	-	(182,448)
Provision for loan losses	-	283,853
Technical provisions for insurance, annuity products and retirement plans	-	380,863
Deferred taxes	(114)	49,721
Provision of foreclosed assets	-	1,959
Loss on sale of foreclosed assets and fixed assets	-	1,231
Amortization of goodwill (negative goodwill) on subsidiaries acquired	-	16.446
Equity in results of subsidiary and associated companies	(132,410)	(1,975)
Gain on sale of investment	-	65
Depreciation and amortization	-	82,015
Minority interest	-	132,441
Changes in assets and liabilities
Decrease in interbank investments	-	7,198,770
Increase (decrease) in marketable securities and derivative financial instruments	(758)	254,467
Decrease in Central Bank compulsory deposits	-	2,914
Net change in interbank and interdepartmental accounts	-	(119,396)
Decrease in lending operations	-	415,576
Decrease in leasing operations	-	42,309
Net change in foreign exchange portfolio	-	327,683
Increase (decrease) in other credits and other assets	(49)	(506,350)
Increase (decrease) in other liabilities	418	(92,211)
Increase (decrease) in deferred income	-	969
Net cash used in operating activities	(714)	8,421,101
Investing activities
Dividends and interest on own capital received from subsidiary and associated companies	104,946	17,201
Proceeds from sale of foreclosed assets	-	16,235
Goodwill on acquisition of subsidiary companies	-	3,169
Purchase of other investments	-	(5,027)
Proceeds from sale of other investments	-	281
Purchase of fixed assets	-	(24,844)
Proceeds from sale of fixed assets	-	579
Deferred charges	-	(44,830)
Minority interest	-	(85,747)
Net cash provided by (used in) investing activities	104,946	(122,983)
Financing activities
Decrease in deposits	-	(812,813)
Decrease in securities sold under repurchase agreements	-	(7,925,533)
Increase in resources from securities issued	-	1,018,519
Decrease in borrowings and onlending in Brazil - Governmental agencies	(101)	(419,571)
Purchase of own stocks	-	(11,064)
Dividends paid	(104,129)	(104,129)
Net cash provided by financing activities	(104,230)	(8,254,591)
Net increase (decrease) in cash and due from banks	2	43,527
Cash and due from banks at the beginning of the period	8	1,078,489
Cash and due from banks at the end of the period	10	1,122,016
Net increase (decrease) in cash and due from banks	2	43,527

21. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the most  relevant  Unibanco’s  subsidiary  companies and the  eliminations  made are related only for companies consolidated or combined in each group.

(a) Foreign  branches  and  subsidiaries,  includes  mainly the  accounts of the foreign  branches:  Unibanco Grand Cayman and Nassau,  Credibanco - Grand Cayman
and  Dibens  - Grand  Cayman;  banks:  Unibanco  - União de  Bancos  Brasileiros
(Luxembourg) S.A.,  Interbanco S.A.  (Paraguay),  Unibanco Cayman Bank Ltd., and
Unicorp Bank & Trust Ltd. (Grand Cayman);  brokers:  Unibanco Securities Limited
(England) and Unibanco Securities Inc. (USA):

Combined balance sheet

Assets
Current and long-term assets	14,883,783
Cash and due from banks	435,125
Interbank investments	1,768,824
Marketable securities	9,083,042
Interbank accounts	124,215
Lending and leasing operations	2,982,997
Other credits and other assets	489,580
Permanent assets	114,861
Total	14,998,644
Liabilities
Current and long-term liabilities	11,642,136
Deposits	1,730,927
Securities sold under repurchase agreements	852,960
Resources from securities issued	3,598,098
Interbank accounts	34,688
Borrowings and onlending in Brazil - Governmental agencies	2,979,328
Derivative financial instruments	3,645
Other liabilities	2,442,490
Deferred income	7,308
Stockholders’ equity	3,349,200
Total	14,998,644

Combined statement of income

Revenue from financial intermediation	313,066
Expenses on financial intermediation	(106,015)
Provision for lending, leasing and other credits losses	(26,734)
Salaries, benefits, training and social security and other administrative expenses	(16,652)
Other operating income (expenses)	(3,649)
Non-operating income, net	490
Profit sharing	(6)
Net income for the quarter	160,500

The income tax and  social  contribution  expense  originated  from the  foreign operations  is recorded in the  multiple  bank,  through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension including Unibanco AIG Seguros S.A.,  Unibanco
AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Balance sheet

Assets
Current and long-term assets	4,929,644
Cash and due from banks	26,316
Marketable securities	3,970,785
Other credits and other assets	932,543
Permanent assets	245,789
Total	5,175,433
Liabilities
Current and long-term liabilities	3,870,767
Other liabilities	754,579
Technical provisions for insurance and retirement plans	3,116,188
Stockholders’ equity	1,304,666
Total	5,175,433

Statement of income

Revenue from financial intermediation	247,220
Provision for lending, leasing and other credits losses	610
Insurance and retirement plans premiums	637,120
Changes in technical provision for insurance
and retirement plans	(329,206)
Insurance claims	(206,194)
Private retirement plans benefits expenses	(102,096)
Salaries, benefits, training and social security and
other administrative expenses	(58,393)
Other operating income (expenses)	(79,149)
Non-operating income, net	3,455
Income tax and social contribution	(25,593)
Profit sharing	(3,703)
Net income for the quarter	84,071

(c) Credit card companies, including the jointly controlled companies as follow:
Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Credicard S.A.
Administradora   de   Cartões  de  Crédito   (33.333%),   Orbitall   Serviços  e
Processamento  de  Informações  Comerciais  Ltda.  (33.333%)  and Redecard  S.A.
(31.943%):

Combined balance sheet

Assets
Current and long-term assets	2,574,932
Cash and due from banks	6,757
Interbank investments	28,980
Marketable securities	391,640
Interbank and interdepartmental accounts	17,442
Lending operations	1,487,392
Other credits and other assets	642,721
Permanent assets	301,185
Total	2,876,117
Liabilities
Current and long-term liabilities	2,452,811
Deposits	580,598
Borrowings	184,031
Resources from securities issued	338,738
Interbank and interdepartmental accounts	100
Derivative financial instruments	36
Other liabilities	1,349,308
Stockholders’ equity	423,306
Total	2,876,117

Combined statement of income

Revenue from financial intermediation	280,279
Expenses on financial intermediation	(38,072)
Provision for lending, leasing and other credits losses	(84,641)
Services rendered	168,608
Salaries, benefits, training and social security and other administrative expenses	(134,051)
Other operating income (expenses)	(99,228)
Non-operating income, net	620
Income tax and social contribution	(32,849)
Profit sharing	(5,248)
Net income for the quarter	55,418

(d)  The  companies  which  carry  out  consumer  credit   operation   includes,
principally,  Banco Fininvest S.A. (100%),  Banco Investcred Unibanco S.A. (50%)
and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet

Assets
Current and long-term assets	1,929,321
Cash and due from banks	4,562
Interbank investments	39,717
Marketable securities	239,781
Interbank and interdepartmental accounts	22,746
Lending operations	1,314,234
Other credits and other assets	308,281
Permanent assets	149,896
Total	2,079,217
Liabilities
Current and long-term liabilities	1,735,525
Deposits	1,299,613
Interbank and interdepartmental accounts	14,935
Borrowings	61,111
Derivative financial instruments	15,151
Other liabilities	344,715
Stockholders’ equity	343,692
Total	2,079,217

Combined statement of income

Revenue from financial intermediation	289,871
Expenses on financial intermediation	(77,664)
Provision for lending, leasing and other credits losses	(87,571)
Salaries, benefits, training and social security and other administrative expenses	(114,297)
Other operating income (expenses)	26,449
Non-operating income, net	59
Income tax and social contribution	(5,530)
Profit sharing	(1,396)
Net income for the quarter	29,921
22.  Other Information

(a)  Free benefits generation program

Unibanco and part of its employees sponsor a "Free Benefits  Generation Program"
(PGBL), a system whereby the participant  accumulates financial resources during their career,  through  contributions paid by the employee and the Company where he/she  works.  These  contributions  are  invested  in an  Exclusive  Financial
Investment Fund (FIFE). The program is based on defined contribution.

The  program  is  managed  by  Unibanco  Previdência  S.A.  and  Unibanco  Asset
Management  - Banco  de  Investimento  S.A.  is  responsible  for the  financial management of the FIFE funds.

The  contributions  made by employees vary according to their ages between 1% to
9%, and the  contributions  made by  Unibanco  vary  according  to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

The Unibanco and a portion of its employees also sponsor a defined  contribution pension  plan  administered  by Trevo -  Instituto  Bandeirantes  de  Seguridade
Social, a private pension entity,  for the primary purpose of supplementing  the retirement  benefits  provided  by  the  government  retirement  plans  (99%  of beneficiaries).

During the  quarter  ended  March 31,  2003,  the  contribution  was  R$2,525 in
Consolidated.

(b)  Stock option program

The  Unibanco  has a stock option  program  intended is to foster the  long-term commitment of the Company’s executives to the highest performance standards,  as well as attract,  retain and  motivate new talent.  Pursuant to the program,  of
Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years.  The  option  rights are  limited to 1% of the  authorized capital  per year and the amount  granted  is  limited to 10% of the  authorized capital, as a whole.

Up to March 31, 2003, Unibanco granted 684,850,000 stock options, in the form of
Unit.  The term of the exercise is between  January 21, 2005 and March 10, 2009, at an average exercise price of R$90.68 per 1,000 stock options.

(c)  Assets  leased  to third  parties,  in the  amount of  R$1,021,792,  net of depreciation, are committed for sale to the lessees, at their option, at the end of the  respective  contracts for R$694,054 and the residual  value  received in advance from these lessees amounts to R$583,223, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(d) Unibanco and its  subsidiaries  insure their properties and equipment to the extent  considered  necessary to cover possible losses,  taking into account the nature of the activity.  At March 31, 2003, the insurance coverage on properties and other assets in use totaled R$1,188,403 in Consolidated.

                                      * * *

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE  UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES COMMERCIAL, INDUSTRIAL
01475-3                   DATE - MARCH 31, 2003            AND OTHER COMPANIES
                          QUARTERLY INFORMATION           Corporate Legislation

CONSOLIDATED BALANCE SHEETS            (Amounts expressed in thousands of Reais)
ASSETS	March 31,2003	December 31,2003

CURRENT ASSETS	47,353,141	51,773,475
Cash and due from banks	19,605,554	25,570,047
Demand deposits	1,122,016	1,078,489
Interbank investments	8,289,534	15,483,506
Marketable securities and derivative financial instruments	10,194,004	9,008,052
Credits	22,580,968	21,825,239
Lending operations	15,804,383	16,354,942
Allowance for lending losses	(1,138,886)	(1,210,445)
Leasing operations	288,911	314,753
Allowance for leasing losses	(13,168)	(14,947)
Other credits	7,670,214	6,429,270
Allowance for other credits losses	(30,486)	(48,334)
Other	5,166,619	4,378,189
Interbank accounts	4,793,125	4,022,756
Interdepartmental accounts	9,643	2,840
Other assets	363,851	352,593
LONG-TERM ASSETS	19,306,111	20,215,039
Other credits	19,200,142	20,119,416
Interbank investments	16,188	20,986
Marketable securities and derivative financial instruments	8,339,984	9,370,415
Lending operations	6,783,959	7,085,095
Allowance for lending losses	(258,608)	(297,405)
Leasing operations	198,129	214,952
Allowance for leasing losses	(10,722)	(12,215)
Other credits	4,137,758	3,744,835
Allowance for other credits losses	(6,546)	(7,247)
Other	105,969	95,623
Interbank accounts	65,090	57,920
Other assets	40,879	37,703
PERMANENT ASSETS	3,357,927	3,388,852
Investments	1,646,880	1,665,721
Associated companies	55,650	59,557
Associated companies - local	47,470	49,177
Associated companies - abroad	8,180	10,380
Other investments	1,591,230	1,606,164
Goodwill to be amortized on acquisitions of subsidiaries	1,443,312	1,462,927
Other	215,264	208,731
Provision for losses	(67,346)	(65,494)
Fixed assets	1,027,670	1,047,243
Deferred charges	683,377	675,888
TOTAL	70,017,179	75,377,366

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE  UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES  COMMERCIAL,INDUSTRIAL
01475-3                DATE - MARCH 31, 2003                 AND OTHER COMPANIES
                      QUARTERLY INFORMATION                Corporate Legislation

CONSOLIDATED BALANCE SHEETS     (Amounts expressed in thousands of Reais)
LIABILITTIES AND STOCKHOLDERS` EQUITY	March 31, 2003	December 31, 2003

CURRENT LIABILITIES	40,846,471	46,764,512
Other	40,846,471	46,764,512
Deposits	15,040,753	16,273,617
Securities sold under repurchase agreements	5,880,533	13,806,066
Resources from securities issued	4,229,693	2,779,883
Interbank accounts	745,865	185,391
Interdepartmental accounts	411,540	304,154
Local borrowings	220,901	166,931
Foreign borrowings	4,153,176	4,656,722
Local onlendings	1,689,331	1,816,220
Foreign onlendings	21,282	-
Derivative financial instruments	150,362	303,386
Other liabilities	8,303,035	6,472,142
LONG-TERM LIABILITIES	21,649,345	21,273,701
Other	21,649,345	21,273,701
Deposits	10,125,796	9,705,745
Resources from securities issued	504,203	935,494
Local borrowings	779	966
Foreign borrowings	869,203	907,229
Local onlendings	3,477,247	3,515,728
Foreign onlendings	212,306	-
Derivative financial instruments	206,409	162,810
Other liabilities	6,253,402	6,045,729
DEFERRED INCOME	65,201	64,232
MINORITY INTERESTS	3,403,972	3,323,006
STOCKHOLDERS' EQUITY	4,052,190	3,951,915
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,729	413,729
Revaluation reserve	3,070	934
In subsidiary companies	3,070	934
Revenue reserves	1,711,166	1,673,802
Legal	135,046	135,046
Realizable profit reserve	1,698,256	1,698,256
Special dividends reserve	36,603	36,603
Other revenue reserve	(158,739)	(196,103)
Treasury stocks	(50,822)	(39,758)
Unrealized gains and losses - marketable securities and derivative financial instruments	(107,917)	(156,345)
Retained earnings	60,775	-
TOTAL	70,017,179	75,377,366

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE  UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES  COMMERCIAL,INDUSTRIAL
01475-3                    DATE - MARCH 31, 2003             AND OTHER COMPANIES
                          QUARTERLY INFORMATION            Corporate Legislation

CONSOLIDATED STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)
	From January 1, 2003 To March 31, 2003	From January 1, 2002 To March 31, 2002

Revenues	2,908,106	2,586,143
Lending operations	1,770,151	1,684,717
Leasing operations	22,648	30,433
Marketable securities	979,008	715,371
Derivative financial instruments	(83,198)	104,082
Foreign exchange transactions	67,631	33,941
Compulsory deposits	151,866	17,599
Expenses	(1,692,967)	(1,539,929)
Deposits and securities sold	(1,239,444)	(966,812)
Borrowings and onlendings	(169,670)	(155,854)
Provision for lending, leasing and other credits losses	(283,853)	(417,263)
GROSS PROFIT	1,215,139	1,046,214
Other operating income (expenses)	(756,208)	(656,092)
Other operating income	1,466,840	1,215,526
Services rendered	646,230	597,991
Insurance, capitalization premiums and retirement plans premiums	704,492	523,278
Other operating income	116,118	94,257
Other operating expenses	(2,225,023)	(1,873,650)
Changes in technical provisions for insurance,
capitalization and retirement plans premiums	(380,863)	(172,345)
Insurance claims	(206,194)	(165,798)
Private retirement plans benefits expenses	(102,096)	(101,440)
Selling, other insurance and private retirement plans expenses	(47,418)	(37,433)
Credit card selling expenses	(52,827)	(56,464)
Salaries, benefits, training and social security	(400,128)	(397,741)
Other administrative expenses	(662,340)	(618,452)
Financial transaction an other taxes	(157,895)	(164,219)
Other operating expenses	(215,262)	(159,758)
Equity in results of associated companies	1,975	2,032
OPERATING INCOME	458,931	390,122
NON-OPERATING INCOME	9,539	(5,485)
Revenues	18,062	11,460
Expenses	(8,523)	(16,945)
INCOME BEFORE TAXES AND PROFIT SHARING	468,470	384,637
INCOME TAX AND SOCIAL CONTRIBUTION
Provision for income tax and social contribution	(98,477)	(126,831)
Deferred income tax and social contribution	(49,721)	49,078
PROFIT SHARING	(55,632)	(57,352)
Management	(4,533)	(2,546)
Employees	(51,099)	(54,806)
MINORITY INTEREST	(132,441)	(116,151)
NET INCOME	132,199	133,381
Number of outstanding shares (thousand) (Note 14a)	83,168,959	83,408,329
Net income per 1,000 shares: R$	1.59	1.60
Net equity per 1,000 shares: R$	48.72	45.52

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE              UNIBANCO HOLDINGS S.A.               FINANCIAL INSTITUTION
01475-3               DATE - MARCH 31, 2003                Corporate Legislation
                      QUARTERLY INFORMATION

The Brazilian Economy

The  confidence  crisis that struck the Brazilian  economy in the second half of
2002 visibly  abated during the first quarter of the year.  Thanks to a sensible economic  policy,  underscored by the announcement of an even more severe fiscal adjustment  and of a tight  monetary  policy  designed  to curb  inflation,  the perception  of the  country’s  risk  level  dropped.  This  was  reflected  in a reduction of the Brazil risk from some 1,500 points down to 1,000 points  during this  period,  which  in  turn  drove a  substantial  revaluation  of the  local currency,  from  R$3.53/US$ at the end of 2002 to R$3.35/US$ at the end of March
2003.

Progress continued throughout April, as reflected in the country risk’s dropping to the  800-850  point  range,  and in a further  revaluation  of the real to an exchange rate below  R$3.00/US$,  the month’s  closing rate having been slightly above R$2.90/US$.  Additionally, the federal government tapped the international capital  market in April,  by  issuing  US$1  billion  in bonds at a rate of 783 points above US Treasury securities. Completing the good news cycle, the text of the proposed  social  security and tax reforms  reached  congress in late April.
Even  if  these  reforms  fail to be the  final  word on  these  subjects,  they undoubtedly  represent major  progress,  in addition to providing a platform for further changes in the tax and social security systems in the future.

Inflation has been trending  down,  having  reached an average of 1.7% per month during the first  quarter,  vs. some 2.1% per month during the fourth quarter of
2002.  Although  this  is a  positive  indicator,  the  sluggish  speed  of  the inflation’s  downturn continues to give rise to concern and justifies caution in the conduct of monetary policy.  Thus,  industrial activity also fell during the period,  its  February  level having been roughly 0.6% lower than it was in last
December.  On the  other  hand,  external  accounts  continued  on the  road  to satisfactory adjustment, reflected in a US$5.4 billion trade balance surplus for the first  quarter of the year (vs. US$1 billion for the same period last year), whereas the current  account has accrued a US$82 million  surplus,  vs. a US$3.3 billion deficit in the first quarter of 2002. The capital account also improved, although  less  dramatically,  as reflected  for instance by an expansion of the order of US$243 million in trade financing lines.

Even  though  these  indicators  made good  progress,  the  environment  was not suitable for credit  growth.  The total volume of credit at the end of March vs.
the same  period last year rose by only 13.5%  (less than  inflation),  of which
8.0% in the private  financial system and 23.2% in the public financial  system.
In the quarter, the volume of total credit rose a modest 0.6%.

Operating Performance

Since  Unibanco  Holdings S.A’s equity is  substantially  invested in Unibanco -
União de Bancos  Brasileiros S.A., we provide below  significant  information on that Bank’s performance:

Unibanco Holdings S.A.

Earnings and stockholders’ equity

Net income of Unibanco Holdings S.A. for the first quarter of 2003 reached R$132
million.  Earnings  per  1,000  shares  was  R$1.59,   considering  the  average
outstanding   shares  for  the  periods.   The  annualized   return  on  average
stockholders  was 13.88%.  The  stockholders’  equity reached R$4,052 million at
March 31, 2003 and the book value per 1,000 shares was R$48.72.

Unibanco - União de Bancos Brasileiros S.A.

Net Income and Stockholders’ Equity

In the first quarter of 2003,  Unibanco’s net profit  reached R$218  million,  a similar  level to the same  period of last year.  Operating  income  amounted to
R$458 million,  reflecting a 17.1% growth compared to the first quarter of 2002.
The chief drivers of this growth were higher service revenues,  expense controls and lower provision expenses,  especially at the consumer credit and credit card companies.

Stockholders’ equity stood at R$6,717 million in March 2003, an increase of 2.4%
when compared to December 2002 and 6.6% vs. March 2002.

Assets

Unibanco’s consolidated total assets reached R$70,014 million on March 31, 2003, representing  a decrease  of 7.1% for the quarter and a growth of 18.6% over the past 12 months.  Of this total,  R$25,708  million were loans,  R$18,534 million were  marketable  securities  and  derivative  financial  instruments  -  issued primarily  by the  federal  government  - and  R$8,306  million  were  interbank investments.  The main change in assets  consisted  of a reduction  in interbank liquidity  investments  due to the Central Bank request that the bank act as its dealer  for an amount of R$ 8 billion on  December  31,  2002.  The bank was not operating as a Dealer on March 31, 2003.

Securities Portfolio

Derivative  financial  instruments,  adjusted  as per  Central  Bank  of  Brazil
Circular Letter 3082,  produced  adjustments net of taxes and minority  interest during the quarter, of negative R$106 million and R$16 million in income and net equity, respectively.

Securities held to maturity,  represented  largely by securities  indexed to the foreign  exchange  rate,  posted  a drop  in  their  balances  due  to the  5.1%
appreciation of the real during the quarter.

Trading  securities  are  acquired  with  the  purpose  of  being  actively  and frequently  traded.  They are  accounted  for at  their  acquisition  cost  plus interest  earnings and adjusted to market value,  with the unrealized profit and losses being recognized in the period’s income statements.

Securities  available  for  sale can be  traded  as a result  of  interest  rate fluctuations, changes in payment conditions or other factors. They are accounted for at their  acquisition  cost  plus  earnings,  which  are  recognized  in the period’s income and adjusted to market value in a stockholders’ equity account.

Loan Portfolio

The loan portfolio in March 2003, at R$25,991 million,  decreased by 2.8% in the last 3 months and increased by 2.8% if compared to March 2002.

The Retail portfolio,  including insurance,  remained essentially unchanged when compared to March 2002 and rose 1.2% vs.  December 2002.  Since Retail loans are not indexed to foreign  currency,  they were not affected by the  fluctuation in the currency.

The credit portfolio in the Wholesale segment, including Private Banking, posted a 4.6% growth  relative to the previous  year,  whereas  credit  operations  not pegged to the US dollar  rose by 11.7%  during the same  period,  largely due to growth of the working capital and BNDES/Finame  onlending  portfolios.  The full
Wholesale portfolio for the quarter dropped by 5.6%,  essentially as a result of the appreciation of the real during the period.

Until December 2002, a client  company was classified as  "medium-sized"  if its revenues  ranged  from R$25  million to R$80  million.  As of March  2003,  this segment started to include  companies with annual revenues  falling between R$40 million and R$150 million.  Overall, the medium and large company portfolio fell by 7.0% this quarter,  largely due to the  revaluation of the real and the slack demand for credit.

Import and export  financing fell by 11.3% this quarter,  largely as a result of the  revaluation  of the real.  Furthermore,  even  though  international  banks vigorously  increased  their  supply of trade  lines,  costs and terms failed to attract  corresponding  demand during a quarter that was underscored by sluggish demand for credit in general.

Allowance for Loan Losses

At March of 2003,  allowance for loan losses balance  totaled  R$1,458  million, down 2.5% when compared to March 2002.

D-H rated loans,  as a percentage of the total  portfolio,  posted a decrease of
0.3%, from 9.0% to 8.7% compared to the December 2002’s balance.

The first  quarter of 2003 coverage  ratio of provisions to past-due  credits in the D to H portfolio,  improved significantly relative to the same period of the previous year to 112.4% from 95.1%.

Funding

In March 2003,  Unibanco’s  overall funding reached R$76,149 million,  including
R$19,691  million in funds under  management,  down 6.1% in the last 3 months in line with the industry performance, and up 14.3% over the past year. Total local and  foreign  funding  increased  by 23.3% over the past 12 months,  to R$56,458 million, on March 31 2003.

Funds and portfolios managed by UAM - Unibanco Asset Management, impacted by the new mark-to-market  rule for funds,  reached the end of March 2003 with R$19,691 million in assets,  a 5.6% drop over the past 12 months and a 7.1%  growth  when compared to December 2002 (see also Businesses Highlights - Wealth Management).

The following table shows the local currency funding:
R$ million
Total Funds in Local Currency	Mar-03	Dec-02	Mar-02	Quarter change (%)	Annual change (%)

Total funds in local currency	40,257	47,584	35,290	-15.4	14.1
Total deposits	23,445	24,100	18,184	-2.7	28.9
Demand deposits	1,823	2,450	1,797	-25.6	1.4
Savings deposits	5,247	5,491	4,575	-4.4	14.7
Interbank deposits	107	44	174	143.2	-38.5
Time deposits	16,268	16,115	11,638	0.9	39.8
Funds obtained in the open market	5,028	12,909	8,490	-61.1	-40.8
Debentures and mortgage notes	728	648	460	12.3	58.3
Local onlendings (BNDES funds)	4,802	4,917	4,274	-2.3	12.4
Subordinated notes	235	222	-	5.9	0.0
Technical provisions for insurance, annuity products
and pension plans	3,353	2,997	2,472	11.9	35.6
Other	2,666	1,791	1,410	48.9	89.1

Local  funding  decreased  by 15.4% when  compared  to December  2002,  reaching
R$40,257 million.  It was heavily  influenced by a drop in funds obtained in the open market.  As mentioned  previously in the Assets  section,  the drop in open market  funding  was due to the fact  that  Unibanco  was not  requested  by the
Central  Bank to operate as a dealer for the  onlending  of funds in March 2003, whereas in December 2002 the bank held R$ 8.0 billion for this purpose.

The balance of deposits (in local and foreign currencies) rose by 30.4% over the past 12  months,  surpassing  the  market  growth of 18.9%  (according  to Bacen preliminary data). Demand deposits increased by 15.4%, savings accounts by 17.1%
and time  deposits  by 39.1%  over the past 12  months.  Both  time and  savings deposits rose primarily due to the migration from asset  management funds caused by the  introduction  of new  mark-to-market  rules for  funds in May 2002.  The balance  of  deposits  coupled  with  funds  grew 11.7% over the last 12 months.
Unibanco  again improved its deposits to loans ratio from 77.5% in March 2002 to
97.9% in March  2003.  Deposits  increased  by  30.4%  over the past 12  months, whereas the credit portfolio increased by 3.2%.

In  February  2003,  the  Central  Bank once  again  raised the level of reserve requirements  connected with demand  deposits.  The  percentage of  non-interest bearing  mandatory  deposits rose from 45% to 60%. It is estimated  that in 2003 this  change  will have an impact of roughly  R$66  million in  revenues  before taxes.  On the same date,  the Selic  interest rate was increased  from 25.5% to
26.5% p.a., which had a favorable impact,  especially on revenues resulting from deposits.

The following table demonstrates the foreign currency funding:
R$ million
Total Funds in Foreign Currency	Mar-03	Dec-02	Mar-02	Quarter change (%)	Annual change (%)

Total funds in foreign currency	16,201	15,104	10,485	7.3	54.5
Total deposits	1,731	1,888	1,116	-8.3	55.1
Demand deposits	738	801	422	-7.9	74.9
Savings deposits	275	231	141	19.0	95.0
Interbank deposits	34	34	2	0.0	1600.0
Time deposits	684	822	551	-16.8	24.1
Funds obtained in the open market	853	897	654	-4.9	30.4
Local onlendings (BNDES funds)	364	415	273	-12.3	33.3
Foreign onlendings	234	-	-	0.0	0.0
Finance lines for exports and imports	3,773	4,097	2,912	-7.9	29.6
Eurobonds and commercial papers	4,006	3,067	2,936	30.6	36.4
Subordinated notes	682	710	-	-3.9	0.0
Securitization	1,341	1,413	-	-5.1	0.0
Other	3,217	2,617	2,594	22.9	24.0

Funding in foreign  currencies  increased 7.3% and 54.5% in the first quarter of
2003 and over the past 12 months, respectively, totaling R$16.201 million at the end of March 2003.

In 2003,  Unibanco issued seven Eurobonds in the  international  market to date.
The last three were not  included in the books for the first  quarter of 2003. A factor  that  stood out during  this  period  was the  decreasing  cost of these issues,  mirroring the perception of sovereign  risk.  The funds  resulting from these  operations  will be used to  finance  the  bank’s  clients  in Brazil and abroad.

•    The first  placement of  Eurobonds,  in January  2003,  amounting to US$100 million and maturing in January 2004, offers a 6.875% coupon per year, with half-yearly  payments.  The launch  price was  99.881%,  which  generates a return to investors of 7% per year;

•    The second,  in February  2003,  totaling  €50  million,  or roughly  US$54 million,  has a 6-month  term.  It offers a coupon of 6.75% per year  which coupled with the launch price of 99.94%  generates a return to investors of
     6.875% per year,  or equivalent to an effective US dollar rate of some 5.5%
     per year;

•    The third one also took  place in  February  2003.  It  amounted  to US$100 million, had a 9-month term, with payment falling due on November 26, 2003.
     This  operation  offered a coupon of 6% p.a.  The launch  price was 99.95%, providing investors with a 6.08% return per year;

•    The fourth placement was in March 2003. It amounted to US$125 million,  for a 6-month  term,  with  payment  falling due on September  17,  2003.  This operation offers a coupon of 5% p.a. The launch price was 99.94%, providing investors with a 5.125% return per year;

•    The fifth, in April 2003, totaled US$100 million. This operation, which has a 1-year term and a 99.76% launch price,  provides  investors  with a 5.25%
     return per year and offers  investor 175 bps less than the operation with a similar term launched earlier in the year;

•    The sixth,  which took place in early May 2003,  amounted to US$75  million and had an 18-month term. The operation offers a coupon of 5.625% per year.
     The launch price was 99.752%,  which  provides  investors  with a return of
     5.80% per year;

•    The  seventh,  in May 2003,  amounted  to €75  million,  or  roughly  US$86 million,  has a 1 year term.  It offers a coupon of 5.375% which coupled to its launch  price of 99.76%  generates a return to  investors of 5.625% per year, or equivalent to an effective US dollar rate of some 4.57% per year.

Capital Adequacy Ratio

The following  table shows the changes to the BIS ratio over the quarter and the year:
BIS Ratio Impacts (%)	Quarter	12 months

BIS Ratio at the beginning of the period	15.7	13.8
Change in risk weighted assets	0.1	-1.5
Change in credit swap risk	0.1	0.0
Changes in market risk
Net foreign exchange exposure	0.0	0.9
Interest rates	0.0	0.1
Stockholders’ equity growth	0.3	2.9
BIS Ratio on March 31, 2003	16.2	16.2
The BIS ratio stood at 16.2%, well above the minimum requirement of 11%.

Businesses Highlights

Retail Bank

Over the last years, the Retail Bank showed  significant  results of its organic growth  strategy,  resulting  in an  considerable  growth of the client base and consolidated its approach to the low-income segment through the consumer finance companies.  It  also  expanded  the  sale  of  products  to  its  customer  base substantially by making efficient use of CRM tools.  These three areas of growth made a  major  contribution  to one of the  Financial  Groups’  chief  strategic objectives: scale gains.

The ContAtiva  ("ActivAccount")  program stood out as a substantial  achievement with 860,000 new bank accounts  opened in 2002,  and reaching in February  2003, the 3-year  target of opening  1.8 million  accounts  originally  scheduled  for
September  2003. This program’s  purpose was to obtain  customers with a monthly income higher than R$1,000.00 for the network under the Unibanco brand.

The success of the ContAtiva  ("ActivAccount") program led Unibanco to introduce a new and  ambitious  program  in  February  2003,  ContAtiva  2, with a view to acquiring  3.6 million  customers  over 5 years,  in line with the  objective of pursuing the ongoing  growth of our  customer  base.  174,000 new accounts  were opened in the first quarter of 2003. By the end of the quarter,  the institution had 5.7  million  clients  under the  Unibanco  brand,  including  retirees  and investors in savings accounts. Taking into account the customers of the consumer finance  subsidiaries  (Fininvest,  InvestCred and LuizaCred),  Unibanco’s total client base reached 12.4 million.

In March  2003,  the  average  number of  products  per client  stood at 5.7, as compared  to 5.3 in  March  2002,  evidencing  success  in  the  application  of statistical purchase intent tools and the offer of an adequate range of products for the different customer segments.

Unibanco and its  associated  companies  Fininvest,  LuizaCred,  InvestCred  and
Tecban  (Banco 24 Horas)  reached  the end of March 2003 with  12,056  points of service,  as follows:  801 branches,  435 corporate-site  branches,  74 in-store branches (inside supermarkets and stores), 109 Fininvest stores, 8,142 Fininvest points of sales  (retailers),  148 LuizaCred  stores,  349 InvestCred stores and
1,998 Banco 24 Horas sites (ATMs).

Retail Bank Businesses

Credit Cards

In the credit card segment,  Unibanco operates through its subsidiary Credibanco
- Cartão Unibanco, the credit cards segment of its subsidiary Fininvest, and its stake in the Credicard Group (Credicard, Redecard and Orbitall).

Credibanco - Cartão Unibanco (Unicard Banco Múltiplo S.A.)

Credibanco - Cartão  Unibanco,  recently  renamed  Unicard Banco  Múltiplo S.A., posted total earnings at R$25 million in the first quarter of 2003  representing an  annualized  return on average  equity of 41.1%.  The  company’s  credit card operations  posted a net income of R$19  million  in the first  quarter of 2003, representing a growth of 26.7% vs. the first quarter of 2002.  Other  Credibanco operations generated net income of R$6 million.

The company  continued to focus on activating  cards and spurring an increase in the volume of transactions, which explains why revenues rose more than billings.
At the end of the first quarter of 2003, the number of cards issued stood at 3.9 million, up 7.3% over the past 12 months.

Credicard Group

The Credicard Group - formed by the companies Credicard, Redecard and Orbitall -
posted net income of R$132 million in the first quarter of 2003, a 8.3% drop vs.
the first quarter of 2002. Billings of the Credicard group were R$8.6 billion in the  first  quarter  of 2003,  up 21.1%  over the past 12  months.  The  group’s performance  in the first quarter of 2003 is related to: growth in the volume of transactions;  reductions in expenses with loan losses of 32.5% when compared to the first quarter of 2002;  and the transfer of an important  affiliated  member who started to manage its own portfolio.

Fininvest

Fininvest,  including  LuizaCred,  contributed  with R$26 million to  Unibanco's bottom line by the equity  method in the first quarter of 2003,  representing  a
73.3% growth vs. the first quarter of 2002.  Annualized return on average equity stood at 44.8% in the first  quarter of 2003.  The good result was affected both by the change in the product mix and credit granting policies  implemented since
2Q02, resulting in a 42.3% reduction of loan losses in the first quarter of 2003 when compared to the same period last year.  The company,  excluding  LuizaCred, ended the period with R$1.1 billion in loans, 27.6% down relative to March 2002,
3.3 million active customers and 109 stores in the country’s main markets.

LuizaCred

LuizaCred consumer finance company,  Fininvest’s  subsidiary  resulting from the
Magazine Luiza  partnership,  reached a net income of R$4 million in the quarter in the  same  level of the last  quarter  of 2002 and up 33.3%  over the past 12 months.  Annualized return on average equity stood at 67.7% in the first quarter of 2003.  LuizaCred ended first quarter with 916,000 active customers,  up 53.9%
relative  to the first  quarter  of 2002 and  retraction  of  16.7%,  due to the seasonal effect of the business vs. the last quarter of 2002. Total assets stood at R$241.4 million, up 73% over the past 12 months. Loans reached R$216 million, a growth of 2.9% Q-o-Q and 71.4% over the past 12 months. The volume of financed sales  increased  by 26% when  compared to the first  quarter of 2002,  reaching
R$100.7 million.

InvestCred

Banco  InvestCred  Unibanco,  Unibanco’s  partnership  with Globex - Ponto Frio, posted a net income of R$7 million in the first quarter of 2003, representing an increase of 20.7%  relative to the same period last year.  Annualized  return on average equity stood at 25.2%. At the end of the first quarter of 2003, the loan portfolio  totaled  R$532  million,  down 6.0% and 9.5% vs. the first quarter of
2002 and the last quarter of 2002, respectively.  The number of active customers reached 2.5 million in the first quarter of 2003.

Banco Dibens

Banco Dibens,  an  association  with the Verdi Group  targeting the financing of autos, trucks and buses, posted a net income of R$9 million in the first quarter of 2003,  up 12.5% vs. the first  quarter of 2002,  representing  an  annualized return on  average  equity of 25.7%.  The bank  ended the  quarter  with a R$1.2 billion loan portfolio, the same level posted in the first quarter of 2002.

Consortium

Unibanco-Rodobens and Consórcio Nacional Ford (CNF) financing companies sold, in the first  quarter  of 2003,  8,500  quotas,  representing  a growth of 36% when
compared  to  the  first  quarter  of  2002.  The  volume   negotiated   totaled
approximately  R$178  million in the first quarter of 2003, up 68% when compared to the same period of 2002.

Capitalization

Unibanco  Capitalização  ended the first  quarter of 2003 posting  sales of R$68 million,  up 5.4% when  compared to the same  period  last year.  Administrative expenses  totaled R$3  million  representing  a  reduction  of 15% vs. the first quarter of 2002, due to the integration of the company activities with Unibanco.
Net income  reached R$21 million in the first  quarter of 2003,  resulting in an annualized return on average equity of 26.2%.

Banco1.net / Investshop

Banco1.net, whose focus of operation consists in offering financial products and services through high convenience  channels (internet,  telephone,  courier, and
Unibanco  branches,  among others),  ended the first quarter of 2003 with R$39.3 million in loans and R$390 million in funds under management. The company posted a loss of R$2.0  million,  but an  improvement  of 58% vs. the first  quarter of
2002,  influenced basically by the efficiency in the credit and collection cycle management,  by the synergies resulting from the Investshop.com  acquisition and by the implementation of streamlining measures during the period.

The  Investshop   Corretora  brokerage  house,  a  wholly  owned  subsidiary  of
Banco1.net,  reached  the end of the first  quarter of 2003 with a total  traded volume of R$888 million.  It is the largest online broker operating with the São
Paulo Stock Exchange (Bovespa) with a 16.9% market share.

Wholesale Bank

Unibanco  seeks to be the  Wholesale  Bank of  reference  in  Brazil in terms of financial  services.  Its operating strategy combines sector focus and closeness with the  customer,  associating  the power of a major  Wholesale  Bank with the agility of an investment  bank.  With a customer  coverage  structure that joins sector  intelligence,  regional  offices and presence in the main  international financial  centers,  the Wholesale Bank currently services  approximately  2,700 companies  with sales over R$40 million and some 300 domestic and  international institutional investors.

The Wholesale Bank ended the first quarter of 2003 with a R$14.98 billion credit portfolio,  up 4.6% vs. March 2002, but down 5.6% relative to December 2002. The changes in credit portfolio were influenced by the foreign exchange appreciation of 5.1% during the first quarter of 2003.  Non  US$-indexed  loans grew by 11.7%
over the past 12 months.

As one of the main financial  agents in the BNDES (Brazilian  Development  Bank)
onlendings segment, Unibanco ranked for the last three years among the top three banks (in 2002, Unibanco ranked first among private banks, with disbursements of
R$1.3 billion).  Currently the pipeline includes 25 projects at different stages of analysis,  representing some R$500 million in  disbursements.  Highlights for the period also include the onlending of funds from IFC  (International  Finance
Corporation)  and  DEG  (Deutsche   Investitions)  for  infrastructure  projects
totaling US$77 million in disbursements (approximately R$250 million).

In Capital  Markets,  even in an  environment  of weak demand for new  corporate issues, Unibanco ranked second in terms of origination and distribution of fixed income,  according to Anbid, the National  Association of Investment Banks. It’s
market share reached 15% both in origination and in distribution. Unibanco acted as lead manager in fixed income deals totaling R$1.6 billion,  with highlight to
CPFL Energia and Telesp Celular Participações.

In Project Finance,  Unibanco’s ranked 1st in Financial Advisory Services (Anbid
2002) in terms of the number of completed projects.  The chief the first quarter of 2003  highlight was the completion of a R$130 million  financing  program for the  construction  of the Ponte de Pedra  hydroelectric  power plant,  for which
Unibanco  was the  financial  advisor  and  leader of the  financial  structure.
Unibanco also took part in the R$12 million long-term  financing program for the restructuring of the public transport service of the greater Goiânia region. The
Project Finance pipeline  comprises 27 projects in the oil and gas, steel, power generation,  agribusiness,  sanitation and transport areas, involving some R$6.6 billion in investments.

In Cash Management,  some 81,000 customers made use of cash management services, such as  payment  and  credit,  in the  first  quarter  of 2003.  The  quarter’s financial margin for cash management  services rose by 12% vs. the first quarter of 2002, reaching some R$81.5 million.

Insurance and Private Pension Plans

The  insurance  and private  pension  funds  business  posted net income of R$90 million in the first  quarter of 2003,  up 76.5% over the first  quarter of 2002 and an annualized  return on average equity of 32.1%.  The  strengthening of the operational  cash flow,  the  marked-to-market  of long-term  securities and the higher  interest  rates  during  the period  also  contributed  to this  result, affecting positively the companies financial revenues.

According to preliminary  February 2003 data released by the Superintendência de
Seguros  Privados  - SUSEP  (Private  Insurance  Regulatory  Body)  and  ANAPP -
Associação  Nacional de  Previdência  Privada  (National  Association of Private
Pension  Funds),  Unibanco’s  insurance  and  pension  fund  companies  rose one position in the ranking to 3rd in consolidated terms with a 8.5% market share.

According to the latest industry data,  released by SUSEP in February,  Unibanco
AIG Seguros  maintained  the top position in the fire  insurance  ranking,  with premiums of R$174  million,  up 88.1% vs. the first quarter of 2002. The company also  maintained  its  leadership  in the  segments of liability  insurance  for executive officers (D&O), extended warranties, international transport, aviation and petrochemical risks.

Private Pension Plans

As for the sale of corporate pension plans,  according to ANAPP’s statistics for
February,  Unibanco AIG Previdência  ranked second in terms of accrued sales for the year,  with a volume of R$147 million.  The company  services  approximately
552,000 individual customers and 1,025 corporate clients.

Wealth Management

The Wealth Management segment comprises Unibanco’s asset management business and private banking.  This business not only tries to exploit the natural  synergism between the two areas, but also represents a new concept of customer  relations, focusing on advisory  services and on the offer of high added value products and services.

Unibanco  Asset  Management  - UAM ended the first  quarter of 2003 with  R$19.7 billion in assets  under  management,  up 7.1% when  compared to December  2002.
Unibanco  and  Unibanco   Asset   Management   took  over  the   management  and
administration  of the Pictet  Modal  investment  funds in the first  quarter of
2003.  The  acquisition  involved 12 funds,  the net equity of which amounted to some R$267 million.

As part of the process of  expanding  its product  distribution  network to less conventional  channels,  Unibanco Asset  Management  entered into a distribution agreement  with the MaxBlue  financial  portal  whereby UAM offers  moderate and aggressive funds of its Unifund family through the portal.

UAM was granted  the 2003 Top Manager - Equity  award,  among major  banks.  The award is granted by Standard & Poor’s in  conjunction  with the Valor  Econômico financial  newspaper  and it  takes  into  account  the  quality  of  processes, performance and  above-average  transparency.  S&P bestows this award upon asset managers  of several  countries.  In Brazil,  the  managers  were split into two groups: large and specialists. The award was granted for three categories: fixed income, equity, and derivatives.

In Private Banking,  total assets under management reached R$10.3 billion at the end of the first  quarter of 2003,  up 3.0%  Q-o-Q,  ranking  among the  largest
Brazilian  banks in this segment.  This  performance  is the result of the broad range of  differentiated  services and products  offered in the Brazilian market and in the main international investment markets.

Of the Private Banking funds under management, a total of R$2.6 billion concerns investments  in funds and managed  portfolios,  accounting for a market share of
7.5% and a no. 3 ranking  in this  segment,  according  to ANBID  data for March
2003.

A new differentiated  fund, the Private Social Investment Fund,  launched in the first quarter of 2003. This is the first social fund in the Brazilian market and it contributes part of its earnings for charitable organizations and projects.

Performance Overview

Results

The  operating  income  for the  quarter  at R$458  million,  was up 17.1%  when compared to the same period last year.  The chief  drivers of this growth were a
8.0%  increase in service  revenues,  a moderate  4.5% growth in expenses  and a reduction in provision expenses of 31.9%, especially at the consumer finance and credit card companies.

Revenues from financial  intermediation  in the first quarter of 2003 of R$2,843 million,  rose 8.8% vs. the same period of last year. Both revenues and expenses from  financial  intermediation  were mostly  affected  by the foreign  exchange fluctuation  in the period.  Profit from  financial  intermediation,  of R$1,149 million,  increased  by 7.0% over the past 12  months,  due  mainly to a drop in provisions  for loan  losses of 31.9%  (see  Provisions  for Loan  Losses).  The average  spreads  from  the  Retail  and  Wholesale  portfolios  posted a slight increase in the first  quarter of 2003  compared to the last quarter of 2002 and the first quarter of 2002. The net adjusted  financial  margin,  considering the net impact on investments abroad, stood at 8.5% in the first quarter of 2003.

Investments  abroad  totaled R$3.3 billion and R$3.6 billion at the end of March
2003 and December  2002,  respectively.  The first  quarter of 2003 hedge effect improvement  vs.  the  previous  quarter  was  largely  due to the lower cost of foreign exchange rate protection.  As of first quarter of 2003, hedging has been executed  with the Bank’s own issues in the  international  capital  market,  at fixed  costs and longer  terms,  while  previously  it was done with  derivative instruments.

During the last few months, a total of  approximately  US$320 million in foreign investments, was repatriated in the form of dividends or as a capital reduction, as shown below:

•        US$ 100 million, in December 2002;
•        US$ 100 million, in January 2003;
•        US$ 120 million, in May 2003.

As a result, foreign investments amount to roughly US$900 million on this date.

Fees from Services Rendered

In the first  quarter of 2003  total  fees  amounted  to R$646  million,  a 8.0%
increase and a 9.4% drop over the past 12 months and Q-o-Q,  respectively.  This drop was mainly due to seasonal reasons.

The first quarter of 2003 banking fees, of R$348 million, grew by 20.0% over the first  quarter  of 2002.  This  growth  was due to the  increase  in  Unibanco’s customer  base and in the  client  activation  ratio as well as in the number of products per client.

Fee revenues  from the credit card  business  reached R$238 million in the first quarter of 2003,  a 17.1% drop  compared to the  previous  quarter and down 5.2%
over the past 12 months.  This took place  primarily as a result of the period’s seasonal  effects and of the  portfolio  transfer of an  affiliated  member that started to manage their own portfolio in the last quarter of 2002.

The percentage of personnel and administrative expenses covered by fees stood at
60.8%  in  the  first  quarter  of  2003.  This  indicator  has  been  improving consistently  over the last few years,  thanks to the cost reduction and organic growth  programs.  In the first quarter of 2003, the  efficiency  ratio stood at
59.0%.

Personnel and Administrative Expenses

The first quarter of 2003 total personnel and administrative  expenses increased
R$46  million  (4.5%) vs. the first  quarter of 2002.  Over the last  quarter of
2002,  total  personnel  and  administrative  expenses  presented a R$11 million
(1.0%) drop.

The first quarter of 2003  personnel  expenses  increased by R$2 million  (0.5%)
when  compared  to the same period  last year.  Compared to the last  quarter of
2002, expenses posted a drop of R$2 million (0.5%).

At the Multiple Bank, in the first quarter of 2003, personnel expenses presented a R$7  million  (2.5%)  growth  over the past 12  months.  Strict  cost  control contributed  to offset part of the impact of the 7.0% wage increase in September
2002,  resulting from the collective  bargaining  agreement.  Personnel expenses fell by R$10 million  (3.4%) when compared to the previous  quarter,  due to the higher incidence of vacations in the period.

As for Unibanco’s main subsidiaries and associated companies,  the first quarter of 2003 personnel  expenses dropped by R$5 million (4.2%) over the first quarter of 2002, even considering the wage adjustment of the financial companies coupled with the organic growth of the businesses.  This is the result of synergy gains, specifically at Fininvest, in which expenses already reflect the benefits of the operating  process  review.  Expenses  rose by R$8  million  (7.5%) vs. the last quarter of 2002,  due to a 10% wage  increase  from the January 2003  collective bargaining agreement in the Insurance Company and Tecban (24-Hour Bank).

The first quarter of 2003  administrative  expenses rose by R$44 million  (7.1%)
relative to the previous year,  whereas in the quarter,  expenses dropped by R$9 million (1.3%).

The Multiple  Bank’s  administrative  expenses  increased by R$17 million (4.7%)
relative to the first quarter of 2002.  This increase can be explained by a rise in the cost of leases,  driven by the  adjustment  of contracts  and the sale of real estate  formerly  owned by the company,  in addition to higher cost of data transmission and processing services.

The subsidiaries and associated companies posted a R$27 million (10.7%) increase in administrative  expenses,  when compared to the first quarter of 2002, as per several actions taken aiming the companies’ business volume expansion:

•    Credibanco  (R$8  million):  growth in  expenses  due to an increase in the portfolio of credit cards.

•    Credicard (R$6 million):  cost increase resulting from volume of operations in addition to brand reposition advertising campaigns;

•    Fininvest (R$4 million): increase in expenses with outsourcing services due to new processes and headcount reduction;

•    Seguros (R$4 million): opening of new offices;

•    BWU - Blockbuster (R$4 million): opening of 13 new stores throughout 2002.

The  subsidiaries  and  associated  companies  expenses  dropped by R$15 million
(5.1%)  in the  first  quarter  of 2003 vs.  the last  quarter  of 2002,  due to seasonal reasons.

Other Operational Highlights

Repurchase Program

Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. announced a repurchase  program on February 13 2003. The program has a three-month  period duration  with the purpose of purchasing  common and preferred  shares issued by
Unibanco as well as class B preferred  shares issued by Unibanco  Holdings to be held  the as  treasury  stock  for  subsequent  sale  or  cancellation,  without reduction of the companies’ capital. The goal of the stock repurchase program is to invest Unibanco’s  resources available from the "Revenue Reserve" account. Up to May 9, 2003, 228,000,000  Unibanco’s preferred shares,  137,925,000 Units and
372,900 GDSs (NYSE:UBB) were repurchased, at an average cost of R$40.91 for each preferred  share,  R$96.92 for the Units and US$13.77  for the GDSs.  The volume repurchased,  of approximately  R$40 million  represents 18.5% of the authorized limit to repurchase.

Unibanco and Unibanco Holdings’ General Meetings dated April 28 2003

The most relevant  issues  settled at the Unibanco  Annual  General  Meetings on
April 28 2003 were:

•    Increasing  the maximum  number of elected  bank  officers to 122, so as to comply with the norm set forth in the Central Bank’s  Circular Letter 3136, which establishes that all bank officers must be statutory.

•    Reelection of Pedro Moreira Salles, Gabriel Jorge Ferreira,  Tomas Tomislav
     Antonin  Zinner and Israel  Vainboim as  Directors  and the election of two external members,  Pedro Sampaio Malan and Pedro Luiz Bodin de Moraes,  the
     latter having been appointed by a minority shareholder.

Pedro Sampaio Malan,  former president of the Brazilian  Central Bank and former
Minister of Finance will become a Vice-Chairman of the Board of Directors. Pedro
Luiz Bodin de Moraes,  former  director of Monetary Policy of the Central Bank ,
CEO of the former Banco Icatu,  and one of the main  partners of the Icatu Group will hold the position of Director.

The Unibanco Board of Directors will therefore acquire the following structure:

•    Chairman: Pedro Moreira Salles;

•    Vice-chairmen: Gabriel Jorge Ferreira and Pedro Malan;

•    Directors: Israel Vainboim, Tomas Zinner and Pedro Bodin de Moraes

In the Annual Unibanco Holdings’ General Meeting the following issue was settled the  permission  to convert  preferred  class A shares  into  preferred  class B shares, the latter regarded as equities enjoying greater liquidity, because they are  included  in the  Holdings’  Units  (UBBR11).  The ratio of  conversion  of preferred  class A shares into preferred  class B shares will be one-to-one,  at the shareholder’s discretion.

CVM (Brazilian Securities Commission) Instruction 381

It is Unibanco’s  policy to ensure the independence of its auditors.  During the first quarter of 2003, it was not took on services other than auditing agreement with Deloitte Touche Tohmatsu - Auditores  Independentes  or its related parties in an  amount  higher  than 5% of the  total  cost  of  audit  of the  financial statement in the period.

Technology and Internet

The first quarter of 2003  investments in technology and systems  infrastructure totaled R$34 million. The main investments were in mainframe hardware, operating optimization, and management information systems (MIS).

Unibanco’s  Internet Banking user base continued to expand and reached more than
1 million  users in March  2003,  40% above the number of users in March of last year (718,000).  The number of  transactions,  in turn,  reached the 7.5 million mark in March 2003,  45% above the number  attained in the same month last year.
The new version of the Internet  Banking service for companies,  introduced last year,  already  has  more  than  86,000  customers,  including  both  those  who previously relied on the Micro 30 Horas (30-Hour PC) service and new customers.

Unibanco continued to seek the improvement of its services.  Highlights for this period are:

•    Remodeling of the Unibanco.com  investment section. The new section,  which is part of the Internet 30-Hour service,  offers a platform that integrates all the  customer’s  financial  information.  The  customer  can access his investment  portfolio (funds,  certificates of deposit and savings account)
     from a single page, as well as his current account balance,  which makes it convenient and easier for the customer to manage his investments.

•    Integration   of   the   InvestShop   and   Internet    30-Hour    service.
     Unibanco-UniClass,   in  association  with  InvestShop,   started  offering
     UniClass customers an online brokerage  service.  This site provides market monitoring tools and support  channels,  including online customer service.
     As a result,  InvestShop has become the leading virtual broker according to the São Paulo Stock Exchange - Bovespa ranking.

Unibanco Pessoas (Human Resources)

In the first quarter of 2003,  Unibanco hired some 931 professionals in addition
to  internal   selection  and  recruitment   processes   aiming  to  create  new
opportunities and retain human talents.  The group’s total staff, in March 2003, totaled 26,403 professionals.

Concerning  training and  development,  in the first quarter of 2003,  R$746,000 were invested on several  initiatives ranging from specific training programs to
MBAs in Brazil and abroad.  The chief novelty was the introduction of the "Click for  Knowledge"  intranet  portal,  whose purpose is to encourage  learning at a distance and to strengthen  the culture and  organizational  values,  as well as self-development.

The results of the latest Employee Satisfaction Survey,  carried out in December
2002, showed that 87% of the respondents were very satisfied with Unibanco. This reflects a 2 pp  improvement  vs.  last year’s  percentage.  When we compare the change of all the  indicators  since the first  survey,  the  progress  achieved becomes even more evident.  The percentage of contented  employees rose by 18 pp from 1997 to 2002.  Similarly,  the number of professionals  who are happy about the area they work in also  improved  substantially  (from 63% in 1997 to 80% in
2002).

Social Responsibility

The Unibanco  Institute,  created in 1982,  to coordinate a wide range of social initiatives  sponsored  by  the  bank,  has  been  reconfigured  last  year,  to concentrate  on education.  The renewed goal is to pursue  projects  directed at preparing  the youth not only for the job market but also for a more  pro-active citizenship  role in  society.  Just  as IMS  became  a  benchmark  in  cultural promotion,  Unibanco Institute seeks recognition with educational  projects as a primary source of transformation.

One of Instituto  Unibanco’s  programs is Unibanco Ecologia (Unibanco  Ecology).
Since it was started 12 years ago, it has helped more than 130 municipalities in
Brazil.  The program is centered on environment  conservation  education.  Thus, projects such as building environmental education centers, setting-up workshops, training teachers in this field,  implementing  plant nurseries training centers
and  selective  trash   collection  are  examples  of  the  type  of  initiative
implemented by Unibanco Ecologia.

Other activities that were under the  coordination of the Institute  Unibanco in the first quarter of 2003 were:

•    Alfabetização  Solidária  (Solidary Literacy Program):  support was renewed for this program,  whose objective is to fight illiteracy;  it teaches both younger and older people and also tries to instill  citizenship in them; it also focuses on helping  those who are beyond the reach of the  educational and cultural process to develop autonomy.

•    Maré do Saber (Knowledge Tide) Project:  an association  between  Instituto
     Unibanco,  Fundação  Roberto  Marinho and Viva Rio (Long-live  Rio),  whose objective is to  reintegrate  young  people aged 16 to 29 into  school,  by offering  elementary  schooling  equivalency courses and courses with other contents,  ranging  from  various  competencies  and  skills to job  market training.  Through this  initiative,  Instituto  Unibanco hopes it can help reduce social exclusion and arrest the surge of violence.

•    Junior Achievement: this is an organization that fosters the integration of the  corporate  world and society at large  through  schools.  Unibanco has partnered  this  organization  since 1987,  by providing it with  financial support every year and maintaining  representatives  on the  organization’s board of trustees  and  executive  board,  besides  encouraging  the bank’s professionals to do volunteer work for the program.

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR     DATE- MARCH 31, 2003       Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

CVM CODE               UNIBANCO HOLDINGS S.A               COMMERCIAL,INDUSTRIAL
01158-4                 DATE - MARCH 31,2003                 AND OTHER COMPANIES
                       QUARTERLY INFORMATION               Corporate Legislation

OTHER MATERIAL INFORMATION FOR THE COMPANY

The following informations were elaborated as from March 31, 2003

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect.
	Shareholders’	Common shares/quotas		Preferred shares		Total
Shareholders	Nationality	Quantity	%	Quantity	%	Quantity	%

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,577	66.72	224,342,079	0.48	25,002,152,656	29.65
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	10.00	6,758,000,000	14.32	10,471,843,587	12.42
- Commerzbank Aktiengesellschaft	German	3,335,935,602	8.98	6,315,541,338	13.38	9,651,476,940	11.44
- Mizuho Corporate Bank Ltd.	Japanese	2,287,912,752	6.16	-	-	2,287,912,752	2.71
- Treasury stock		-	-	1,161,517,318	2.46	1,161,517,318	1.38
- Other		3,022,933,355	8.14	32,732,639,688	69.36	35,755,573,043	42.40
Total		37,138,435,873	100.00	47,192,040,423	100.00	84,330,476,296	100.00
E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.52	91,506,010	3.12	13,877,234,616	72.82
- Fernando Roberto Moreira Salles	Brasilian	-	-	194,725,893	6.64	194,725,893	1.02
- Walther Moreira Salles Júnior	Brasilian	778,903,572	4.83	-	-	778,903,572	4.09
- Pedro Moreira Salles	Brazilian	778,903,572	4.83	1	-	778,903,573	4.09
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Treasury stock		194,725,893	1.20	265,327,861	9.05	460,053,754	2.41
- Other		-	-	2,381,229,851	81.19	2,381,229,851	12.50
Total		16,122,439,322	100.00	2,932,789,616	100.00	19,055,228,938	100.00
E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) The  characteristics  and the  quantity  of  securities  issued by  Unibanco
Holdings S.A. that are direct or indirect held by the majority shareholder,  the
Directors and the Executive Officers:
Quantity of shares/units/gds
	Investments in Unibanco Holdings		Preferred (UBB) + Preferred class "B"(Holdings)

	ON	PN	UNITS	GDS

Controller	24,777,810,577	-	224,342,079	-
Councils	16	-	119,629,695	-
Directors	-	-	-	-

(c)  Changes  in  the  direct  and  indirect  ownership  hold  by  the  majority shareholder, the Directors and the Executive Officers, since March 31, 2002:
Quantity of shares/units/gds
	Investments in Unibanco Holdings		Preferred (UBB) + Preferred class "B"(Holdings)

	ON	PN	UNITS	GDS

Controller	1	-	90,894,399	-
Councils	-	-	600,036	-
Directors	-	-	-	-

(d)  Quantity of  outstanding  shares and its  percentage  related to the issued total shares.

ON	%	PNA	%	PNB	%	Total	%

12,360,625,296	33.28	3,843,541,338	100.00	41,962,639,688	96.80	58,166,806,322	68.97

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Israel Vainboim
Israel Vainboim Director and Chief Executive Officer

By:	/S/ Mauro Agonilha
Mauro Agonilha Director and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.